Exhibit 99

Boise Inc.

Index to Consolidated Financial Statements

The Consolidated Financial Statements, the Notes to Consolidated Financial Statements, and the Reports of Independent Registered Public Accounting Firms.

Page

Boise Inc. Consolidated Statements of Income (Loss) for the years ended December 31, 2009 and 2008, and the period of February 1 (Inception) through December 31, 2007, and the Predecessor Consolidated Statements of Income (Loss) for the period of January 1 through February 21, 2008, and the year ended December 31, 2007.	2

Boise Inc. Consolidated Balance Sheets as of December 31, 2009 and 2008.	3

Boise Inc. Consolidated Statements of Cash Flows for the years ended December 31, 2009 and 2008, and for the period of February 1 (Inception) through December 31, 2007, and the Predecessor Consolidated Statements of Cash Flows for the period of January 1 through February 21, 2008, and for the year ended December 31, 2007.	5

Boise Inc. Consolidated Statements of Stockholders’ Equity for the years ended December 31, 2009 and 2008, and the period ended December 31, 2007, and the Predecessor Consolidated Statements of Stockholders’ Equity for the year ended December 31, 2007.	6

Notes to Consolidated Financial Statements.	7

Report of Independent Registered Public Accounting Firm — KPMG LLP.	52

Independent Auditors’ Report — KPMG LLP.	53

Report of Independent Registered Public Accounting Firm — McGladrey & Pullen, LLP.	54

Boise Inc.
Consolidated Statements of Income (Loss)
(dollars, in thousands, except share and per-share data)

	Boise Inc.			Predecessor
	Year Ended December 31, 2009	Year Ended December 31, 2008	February 1 (Inception) Through December 31, 2007	January 1 Through February 21, 2008	Year Ended December 31, 2007

Sales
Trade	$1,935,410	$1,990,207	$—	$258,430	$1,636,605
Related parties	42,782	80,425	—	101,490	695,998
	1,978,192	2,070,632	—	359,920	2,332,603

Costs and expenses
Materials, labor, and other operating expenses	1,596,214	1,756,826	—	313,931	1,948,230
Fiber costs from related parties	36,858	54,628	—	7,662	39,352
Depreciation, amortization, and depletion	131,500	109,988	—	477	84,649
Selling and distribution expenses	55,524	48,278	—	9,097	59,488
General and administrative expenses	50,250	34,258	334	6,606	44,549
St. Helens mill restructuring	5,805	29,780	—	—	—
Alternative fuel mixture credits, net	(207,607)	—	—	—	—
Other (income) expense, net	4,005	(2,980)	—	(989)	(4,142)
	1,672,549	2,030,778	334	336,784	2,172,126

Income (loss) from operations	305,643	39,854	(334)	23,136	160,477

Foreign exchange gain (loss)	2,639	(4,696)	—	54	1,184
Change in fair value of interest rate derivatives	568	(479)	—	—	—
Loss on extinguishment of debt	(44,102)	—	—	—	—
Interest expense	(83,263)	(91,220)	(6)	(2)	—
Interest income	367	2,246	10,422	161	697
	(123,791)	(94,149)	10,416	213	1,881

Income (loss) before income taxes	181,852	(54,295)	10,082	23,349	162,358
Income tax (provision) benefit	(28,010)	8,772	(4,590)	(563)	(2,767)
Net income (loss)	$153,842	$(45,523)	$5,492	$22,786	$159,591

Weighted average common shares outstanding:
Basic	78,354,946	73,635,665	34,272,754	—	—
Diluted	83,080,979	73,635,665	34,272,754	—	—

Net income (loss) per common share:
Basic	$1.96	$(0.62)	$0.16	$—	$—
Diluted	1.85	(0.62)	0.16	—	—

See accompanying notes to consolidated financial statements.

Boise Inc.
Consolidated Balance Sheets
(dollars, in thousands)

	Boise Inc.
	December 31, 2009	December 31, 2008

ASSETS

Current
Cash and cash equivalents	$69,393	$22,518
Short-term investments	10,023	—
Receivables
Trade, less allowances of $839 and $961	185,110	220,204
Related parties	2,056	1,796
Other	62,410	4,937
Inventories	252,173	335,004
Deferred income taxes	—	5,318
Prepaid and other	4,819	6,289
	585,984	596,066

Property
Property and equipment, net	1,205,679	1,262,810
Fiber farms and deposits	17,094	14,651
	1,222,773	1,277,461

Deferred financing costs	47,369	72,570
Intangible assets, net	32,358	35,075
Other assets	7,306	7,114
Total assets	$1,895,790	$1,988,286

See accompanying notes to consolidated financial statements.

Boise Inc.
Consolidated Balance Sheets (continued)
(dollars, in thousands, except share data)

	Boise Inc.
	December 31, 2009	December 31, 2008
LIABILITIES AND STOCKHOLDERS’ EQUITY

Current
Current portion of long-term debt	$30,711	$25,822
Income taxes payable	240	841
Accounts payable
Trade	172,518	177,157
Related parties	2,598	3,107
Accrued liabilities
Compensation and benefits	67,948	44,488
Interest payable	4,946	184
Other	23,735	17,402
	302,696	269,001

Debt
Long-term debt, less current portion	785,216	1,011,628
Notes payable	—	66,606
	785,216	1,078,234

Other
Deferred income taxes	32,253	8,907
Compensation and benefits	123,889	149,691
Other long-term liabilities	30,801	33,007
	186,943	191,605

Commitments and contingent liabilities

Stockholders’ Equity
Preferred stock, $.0001 par value per share:	—	—
1,000,000 shares authorized; none issued
Common stock, $.0001 par value per share:	8	8
250,000,000 shares authorized;
84,418,691 shares and 79,716,130 shares issued and outstanding
Additional paid-in capital	578,669	575,151
Accumulated other comprehensive income (loss)	(71,553)	(85,682)
Retained earnings (accumulated deficit)	113,811	(40,031)
Total stockholders’ equity	620,935	449,446

Total liabilities and stockholders’ equity	$1,895,790	$1,988,286

See accompanying notes to consolidated financial statements.

Boise Inc.
Consolidated Statements of Cash Flows
(dollars, in thousands)

	Boise Inc.			Predecessor
	Year Ended December 31, 2009	Year Ended December 31, 2008	February 1 (Inception) Through December 31, 2007	January 1 Through February 21, 2008	Year Ended December 31, 2007
Cash provided by (used for) operations
Net income (loss)	$153,842	$(45,523)	$5,492	$22,786	$159,591
Items in net income (loss) not using (providing) cash
Depreciation, depletion, and amortization of deferred financing costs and other	144,079	119,933	—	477	84,649
Share-based compensation expense	3,518	3,096	—	—	—
Related-party interest expense	—	2,760	—	—	—
Notes payable interest expense	9,000	5,512	—	—	—
Interest income on cash held in trust	—	—	(10,414)	—	—
Pension and other postretirement benefit expense	7,376	8,388	—	1,826	13,334
Deferred income taxes	27,709	(9,363)	—	11	253
Change in fair value of energy derivatives	(5,877)	7,445	—	(37)	432
Change in fair value of interest rate derivatives	(568)	479	—	—	—
St. Helens mill restructuring	—	35,998	—	—	—
Gain on changes in retiree healthcare programs	—	—	—	—	(4,367)
(Gain) loss on sales of assets, net	514	—	—	(943)	(112)
Other	(2,639)	4,696	—	(54)	(1,184)
Loss on extinguishment of debt	44,102	—	—	—	—
Decrease (increase) in working capital, net of acquisitions
Receivables	(18,579)	25,296	—	(23,522)	(4,357)
Inventories	83,037	(28,950)	—	5,343	(4,402)
Prepaid expenses	1,470	(1,044)	(59)	875	(833)
Accounts payable and accrued liabilities	25,710	(17,801)	257	(10,718)	18,414
Current and deferred income taxes	(372)	(1,057)	1,284	335	509
Pension and other postretirement benefit payments	(13,001)	(636)	—	(1,826)	(13,334)
Other	(609)	(1,483)	—	2,326	178
Cash provided by (used for) operations	458,712	107,746	(3,440)	(3,121)	248,771
Cash provided by (used for) investment
Acquisition of businesses and facilities	(543)	(1,216,459)	(2,624)	—	—
Cash released from (held in) trust, net	—	403,989	(393,575)	—	—
Expenditures for property and equipment	(77,145)	(90,597)	—	(10,168)	(141,801)
Purchases of short-term investments	(21,643)	—	—	—	—
Maturities of short-term investments	11,615	—	—	—	—
Sales of assets	1,031	394	—	17,662	14,224
Additional Consideration Agreement payment	—	—	—	—	(32,542)
Other	2,168	(5,703)	—	863	1,769
Cash provided by (used for) investment	(84,517)	(908,376)	(396,199)	8,357	(158,350)
Cash provided by (used for) financing
Issuances of long-term debt	310,000	1,125,700	—	—	—
Payments of long-term debt	(531,523)	(88,250)	—	—	—
Cash used for extinguishment of debt	(39,717)	—	—	—	—
Payments of notes payable	(52,924)	—	—	—	—
Issuances of short-term debt	—	—	137	—	—
Payments of short-term debt	—	—	(137)	—	—
Payments to stockholders for exercise of conversion rights	—	(120,170)	—	—	—
Payments of deferred financing fees	(13,156)	(81,898)	—	—	—
Payments of deferred underwriters fees	—	(12,420)	(16,560)	—	—
Proceeds from sale of shares of common stock to initial stockholders	—	—	25	—	—
Proceeds from public offering	—	—	414,000	—	—
Proceeds from issuance of insider warrants	—	—	3,000	—	—
Net equity transactions with related parties	—	—	—	(5,237)	(90,420)
Other	—	—	(640)	—	—
Cash provided by (used for) financing	(327,320)	822,962	399,825	(5,237)	(90,420)
Increase (decrease) in cash and cash equivalents	46,875	22,332	186	(1)	1
Balance at beginning of the period	22,518	186	—	8	7
Balance at end of the period	$69,393	$22,518	$186	$7	$8

See accompanying notes to consolidated financial statements.

Boise Inc.
Consolidated Statements of Stockholders’ Equity
(dollars, in thousands, except share data)

Common Shares Outstanding		Total Stockholders’ Equity	Business Unit Equity	Preferred Stock	Common Stock	Additional Paid-In Capital	Accumulated Other Comprehensive Income (Loss)	Income Accumulated During Development Stage	Retained Earnings (accumulated deficit)

	Predecessor
—	Balance at December 31, 2006	$1,481,232	$1,490,608	$—	$—	$—	$(9,376)	$—	$—
	Comprehensive income:
	Net income	159,591	159,591	—	—	—	—	—	—
	Other comprehensive income, net of tax
	Cash flow hedges	9,376	—	—	—	—	9,376	—	—

	Comprehensive income:	$168,967

—	Net equity transactions with related parties	(90,420)	(90,420)	—	—	—	—	—	—
—	Balance at December 31, 2007	$1,559,779	$1,559,779	$—	$—	$—	$—	$—	$—

	Boise Inc.
—	Balance at February 1, 2007 (Inception)	$—	$—	$—	$—	$—	$—	$—	$—

	Comprehensive income:
	Net income	5,492	—	—	—	—	—	5,492	—
	Comprehensive income	$5,492

10,350,000	Issuance of common stock to initial stockholders on February 1, 2007 (Inception) at $.002 per share	25	—	—	1	24	—	—	—
	Proceeds of issuance of warrants	3,000	—	—	—	3,000	—	—	—
41,400,000	Sale of 41,400,000 units through public offering net of underwriter’s discount and offering expenses (which includes 16,555,860 shares subject to conversion)	384,380	—	—	4	384,376	—	—	—
	Less 16,555,860 shares of common stock subject to possible conversion	(159,760)	—	—	—	(159,760)	—	—	—
51,750,000	Balance at December 31, 2007	$233,137	$—	$—	$5	$227,640	$—	$5,492	$—

	Comprehensive loss:
	Net loss	(45,523)	—	—	—	—	—	—	(45,523)
	Other comprehensive loss, net of tax
	Cash flow hedges	(760)	—	—	—	—	(760)	—	—
	Unfunded accumulated benefit obligation	(84,922)	—	—	—	—	(84,922)	—	—

	Other comprehensive loss	(85,682)	—	—	—	—	(85,682)	—	—

	Comprehensive loss	$(131,205)

	Reclassification of income accumulated during development stage	—	—	—	—	—	—	(5,492)	5,492
37,857,374	Issuance of common stock for acquisition at $9.15 per share (net of a 12% discount for lack of marketability)	304,828	—	—	4	304,824	—	—	—
2,450,617	Restricted stock	3,096	—	—	—	3,096	—	—	—
(24,517)	Restricted stock forfeited	—	—	—	—	—	—	—	—
30,083	Restricted stock vested	—	—	—	—	—	—	—	—
	Shares of common stock subject to possible conversion converted to permanent equity	159,760	—	—	—	159,760	—	—	—
(12,347,427)	Reclassify shares of common stock subject to possible conversion that were not redeemed to permanent equity	(120,170)	—	—	(1)	(120,169)	—	—	—
79,716,130	Balance at December 31, 2008	$449,446	$—	$—	$8	$575,151	$(85,682)	$—	$(40,031)

	Comprehensive income:
	Net income	153,842	—	—	—	—	—	—	153,842
	Other comprehensive income (loss), net of tax
	Cash flow hedges	207	—	—	—	—	207	—	—
	Investment gains (losses)	(5)	—	—	—	—	(5)	—	—
	Changes in unfunded accumulated benefit obligation (net of tax of $8,600)	13,927	—	—	—	—	13,927	—	—
	Other comprehensive income	14,129	—	—	—	—	14,129	—	—

	Comprehensive income	$167,971

4,602,185	Restricted stock	3,518	—	—	—	3,518	—	—	—
(81,367)	Restricted stock forfeited	—	—	—	—	—	—	—	—
181,743	Restricted stock units vested, net	—	—	—	—	—	—	—	—
84,418,691	Balance at December 31, 2009	$620,935	$—	$—	$8	$578,669	$(71,553)	$—	$113,811

See accompanying notes to consolidated financial statements.

Notes to Consolidated Financial Statements

1.             Nature of Operations and Basis of Presentation

Boise Inc. or “the Company,” “we,” “us,” or “our” is a large, diverse United States-based manufacturer of packaging products and papers, including corrugated containers, containerboard, label and release and flexible packaging papers, imaging papers for the office and home, printing and converting papers, newsprint, and market pulp. We own pulp and paper mill operations in the following locations: Jackson, Alabama; International Falls, Minnesota; St. Helens, Oregon; and Wallula, Washington, all of which manufacture uncoated freesheet paper. We also own a mill in DeRidder, Louisiana, which produces containerboard (linerboard) as well as newsprint. We also have a network of five corrugated container plants located in the Pacific Northwest, a corrugated sheet plant in Nevada, and a corrugated sheet feeder plant in Texas.

On February 22, 2008, Aldabra 2 Acquisition Corp. completed the acquisition (the Acquisition) of Boise White Paper, L.L.C., Boise Packaging & Newsprint, L.L.C., Boise Cascade Transportation Holdings Corp. (collectively, the Paper Group), and other assets and liabilities related to the operation of the paper, packaging and newsprint, and transportation businesses of the Paper Group and part of the headquarters operations of Boise Cascade, L.L.C. (Boise Cascade). Subsequent to the Acquisition, Aldabra 2 Acquisition Corp. changed its name to Boise Inc. The acquired business is referred to in this Form 10-K as the “Predecessor.” See Note 16, Acquisition of Boise Cascade’s Paper and Packaging Operations, for more information related to the Acquisition.

The following sets forth our corporate structure at December 31, 2009:

Boise Inc., headquartered in Boise, Idaho, operates its business in three reportable segments: Paper, Packaging, and Corporate and Other (support services).

The accompanying Consolidated Statement of Income (Loss) and Consolidated Statement of Cash Flows for the year ended December 31, 2008, include the activities of Aldabra 2 Acquisition Corp. prior to the Acquisition and the operations of the acquired businesses from February 22, 2008, through December 31, 2008. The Consolidated Statements of Income (Loss) and Consolidated Statements of Cash Flows for the period of January 1 through February 21, 2008, and for the year ended December 31, 2007, of the Predecessor are presented for comparative purposes. The period of February 1 (Inception) through December 31, 2007, represents the activities of Aldabra 2 Acquisition Corp.

For the Predecessor periods presented, the consolidated financial statements include accounts attributed specifically to the Paper Group and a portion of Boise Cascade’s shared corporate general and administrative expenses. These shared services include, but are not limited to, finance, accounting, legal, information technology, and human resource functions. Some corporate costs related solely to the Predecessor and were allocated totally to these operations. Shared corporate general and administrative expenses not specifically identifiable to the Paper Group were allocated primarily based on average sales, assets, and labor costs. The Predecessor consolidated financial statements do not include an allocation of Boise Cascade’s debt, interest, and deferred financing costs, because none of these items were specifically identified as corporate advances to, or borrowings by, the Predecessor. Boise Cascade used interest rate swaps to hedge variable interest rate risk. Because debt and interest costs are not allocated to the Predecessor, the effects of the interest rate swaps are not included in the consolidated financial statements. During the Predecessor periods presented, income taxes, where applicable, were calculated as if the Predecessor were a separate taxable entity. For the period of January 1 through February 21, 2008, and the year ended December 31, 2007, the majority of the businesses and assets of the Predecessor were held and operated by limited liability companies, which are not subject to entity-level federal or state income taxation. In addition to the businesses and assets held and operated by limited liability companies, the Predecessor had taxable corporations subject to federal, state, and local income taxes for which taxes were recorded. Information on the allocations and related-party transactions is included in Note 5, Transactions With Related Parties.

2.             Summary of Significant Accounting Policies

Consolidation and Use of Estimates

The consolidated financial statements include the accounts of Boise Inc. and its subsidiaries after elimination of intercompany balances and transactions. The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions about future events. These estimates and the underlying assumptions affect the amounts of assets and liabilities reported, disclosures about contingent assets and liabilities, and reported amounts of revenues and expenses. Such estimates include the determination and allocation of the fair values of assets acquired and liabilities assumed in an acquisition; the assessment of the recoverability of long-lived assets; the recognition, measurement, and valuation of current and deferred income taxes; valuation and recognition of pension expense and liabilities; and valuation of accounts receivable, inventories, and asset retirement obligations, among others. These estimates and assumptions are based on management’s best estimates and judgment. Management evaluates its estimates and assumptions on an ongoing basis using historical experience and other factors, including the current economic environment, which management believes to be reasonable under the circumstances. We adjust such estimates and assumptions when facts and circumstances dictate. Illiquid credit markets; volatile equity, foreign currency, and energy markets; and declines in consumer spending have combined to increase the uncertainty inherent in such estimates and assumptions. As future events and their effects cannot be determined with precision, actual results could differ significantly from these estimates. Changes in these estimates resulting from continuing changes in the economic environment will be reflected in the consolidated financial statements in future periods.

Revenue Recognition

We recognize revenue when the following criteria are met: persuasive evidence of an agreement exists, delivery has occurred or services have been rendered, our price to the buyer is fixed or determinable, and collectability is reasonably assured. Delivery is not considered to have occurred until the customer takes title and assumes the risks and rewards of ownership. The timing of revenue recognition is dependent on shipping terms. Revenue is recorded at the time of shipment for terms designated freight on board (f.o.b) shipping point. For sales transactions designated f.o.b destination, revenue is recorded when the product is delivered to the customer’s delivery site. Fees for shipping and handling charged to customers for sales transactions are included in “Sales.” Costs related to shipping and handling are included in “Materials, labor, and other operating expenses.”

Equity Compensation

We accrue compensation expense for the restricted stock and restricted stock units (collectively restricted stock) granted under the Boise Inc. Incentive and Performance Plan (the Plan) based on the fair value on the date of the grant. Compensation expense is recognized ratably over the vesting period for the restricted stock grants that vest over time and ratably over the award period for the restricted stock grants that vest based on the closing price of Boise Inc. stock. During the years ended December 31, 2009 and 2008, we recognized $3.5 million and $3.1 million, respectively, of compensation expense. Most of these costs were recorded in “General and administrative expenses” in our Consolidated Statements of Income (Loss). See Note 15, Stockholders’ Equity, for a discussion of the Plan and the method we use to calculate compensation expense.

During the Predecessor periods presented, equity compensation was granted to the Predecessor’s employees under Boise Cascade’s equity compensation plans. These equity compensation plans were accounted for in the same manner we account for our current plans. During the Predecessor period of January 1 through February 21, 2008, and the year ended December 31, 2007, the Predecessor recognized $0.2 million and $1.7 million, respectively, of compensation expense, most of which was recorded in “General and administrative expenses” in the Consolidated Statements of Income (Loss).

Research and Development Costs

We expense research and development costs as incurred, and they were immaterial for all periods presented.

Advertising Costs

We expense the cost of advertising as incurred, and it was immaterial for all periods presented. These expenses are generally recorded in “Selling and distribution expenses” in our Consolidated Statements of Income (Loss).

Foreign Currency Translation

The functional currency for any operations and transactions outside the United States is the U.S. dollar. Nonmonetary assets and liabilities and related depreciation and amortization for these foreign operations and transactions are remeasured into U.S. dollars using historical exchange rates. Monetary assets and liabilities are remeasured into U.S. dollars using the exchange rates as of the Consolidated Balance Sheet date. Revenue and expense items are remeasured into U.S. dollars using an average exchange rate prevailing during the year. The foreign exchange gains (losses) reported in the Consolidated Statements of Income (Loss) resulted from the remeasurements into the U.S. dollar.

Cash and Cash Equivalents

In general, we consider all highly liquid interest-earning investments, including time deposits and certificates of deposit, with a maturity of three months or less at the date of purchase to be cash equivalents unless designated as available for sale and classified as an investment. The fair value of these investments approximates their carrying value. Cash equivalents totaled $65.1 million and $15.3 million, respectively, at December 31, 2009 and 2008.

Short-term Investments

In general, investments with original maturities of greater than three months and remaining maturities of less than one year are classified as short-term investments. All cash equivalents and short-term investments are classified as available for sale and are recorded at market value. Changes in market value are reflected in “Accumulated other comprehensive income (loss)” on our Consolidated Balance Sheet. Unrealized losses not considered other than temporary and unrealized gains are included in “Accumulated other comprehensive income (loss)” on our Consolidated Balance Sheet. Unrealized losses determined to be other than temporary are recorded in our Consolidated Statement of Income (Loss). The cost of marketable securities sold is determined based on the specific identification method. Short-term investments totaled $10.0 million at December 31, 2009. We did not have any short-term investments in 2008.

Trade Accounts Receivable and Allowance for Doubtful Accounts

Trade accounts receivable are stated at the amount we expect to collect. Trade accounts receivable do not bear interest. The allowance for doubtful accounts is our best estimate of the losses we expect will result from the inability of our customers to make required payments. We generally determine the allowance based on a combination of actual historical write-off experience and an analysis of specific customer accounts. We periodically review our allowance for doubtful accounts, and adjustments to the valuation allowance are charged to income. Trade accounts receivable balances that remain outstanding after we have used reasonable collection efforts are written off through a charge to the valuation allowance and a credit to accounts receivable. We may, at times, insure or arrange for guarantees on our receivables.

Financial Instruments

Our financial instruments are cash and cash equivalents, short-term investments, accounts receivable, accounts payable, and long-term debt. The recorded values of cash and cash equivalents, short-term investments, accounts receivable, and accounts payable approximate fair values based on their short-term nature. Our long-term debt is recorded at the face value of those obligations.

We are exposed to market risks, including changes in interest rates, energy prices, and foreign currency exchange rates. We employ a variety of practices to manage these risks, including operating and financing activities and, where deemed appropriate, the use of derivative instruments. Derivative instruments are used only for risk management purposes and not for speculation or trading. Derivatives are such that a specific debt instrument, contract, or anticipated purchase determines the amount, maturity, and other specifics of the hedge. If a derivative contract is entered into, we either determine that it is an economic hedge or we designate the derivative as a cash flow or fair value hedge. We formally document all relationships between hedging instruments and the hedged items, as well as our risk management objectives and strategies for undertaking various hedged transactions. For those derivatives designated as cash flow or fair value hedges, we formally assess, both at the derivatives’ inception and on an ongoing basis, whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in the hedged items. The ineffective portion of hedging transactions is recognized in income (loss).

We record all derivative instruments as assets or liabilities on our Consolidated Balance Sheets at fair value. The fair value of these instruments is determined by third parties. Changes in the fair value of derivatives are recorded in either “Net income (loss)” or “Other comprehensive income (loss)” as appropriate. The gain or loss on derivatives designated as cash flow hedges is included in “Other comprehensive income (loss)” in the period in which changes in fair value occur and is reclassified to income (loss) in the period in which the hedged item affects income (loss), and any ineffectiveness is recognized currently in our Consolidated Statements of Income (Loss). The fair value of the hedged exposure is presumed to be the market value of the hedging instrument when critical terms match. The gain or loss on derivatives designated as fair value hedges and the offsetting gain or loss on the hedged item attributable to the hedged risk are included in income (loss) in the period in which changes in fair value occur. The gain or loss on derivatives that have not been designated as hedging instruments is included in income (loss) in the period in which changes in fair value occur.

Customer Rebates and Allowances

We provide rebates to our customers based on the volume of their purchases. We provide the rebates to increase the sell-through of our products. The rebates are recorded as a decrease in “Sales, Trade” in our Consolidated Statements of Income (Loss).

Inventory Valuation

Inventories are valued at the lower of cost or market. Cost is based on the average or first-in, first-out (FIFO) method of inventory valuation. Manufactured inventories include costs for materials, labor, and factory overhead.

Inventories include the following (dollars, in thousands):

	Boise Inc.
	December 31
	2009	2008

Finished goods	$120,817	$173,029
Work in process	22,677	37,582
Fiber	34,557	41,241
Other raw materials and supplies	74,122	83,152
	$252,173	$335,004

Property and Equipment, Net

Property and equipment acquired in the Acquisition were recorded at estimated fair value on the date of the Acquisition. Property and equipment acquired subsequent to the Acquisition are recorded at cost. Cost includes expenditures for major improvements and replacements and the amount of interest cost associated with significant capital additions. For the years ended December 31, 2009 and 2008, we recognized zero and $0.1 million, respectively, of capitalized interest. During the Predecessor periods of January 1 through February 21, 2008, and the year ended December 31, 2007, the Predecessor recognized $0.1 million and $1.7 million, respectively, of capitalized interest. We expense all repair and maintenance costs as incurred. When property and equipment are retired, sold, or otherwise disposed of, the asset’s carrying amount and related accumulated depreciation are removed from the accounts and any gain or loss is included in income (loss). In all periods presented, we used the straight-line method of depreciation.

Property and equipment consisted of the following asset classes and the following general range of estimated useful lives (dollars, in thousands):

	Boise Inc.		General Range of
	December 31		Estimated Useful
	2009	2008	Lives in Years

Land and land improvements	$31,875	$31,875	17-20
Buildings and improvements	199,086	187,892	9-40
Machinery and equipment	1,176,494	1,113,572	3-20
Construction in progress	18,992	29,833	N/A
	1,426,447	1,363,172
Less accumulated depreciation	(220,768)	(100,362)	N/A
	$1,205,679	$1,262,810

Fiber Farms and Deposits

The consolidated financial statements include the cottonwood fiber farm operations in our Paper segment. Our cottonwood fiber farm has multiple locations near our mill in Wallula, Washington. They are short-rotation fiber farms that have a growing cycle averaging six to eight years.

Costs for activities related to the establishment of a new crop of trees, including planting, thinning, fertilization, pest control, herbicide application, irrigation, and land lease costs, are capitalized, while costs for administration, harvesting, insurance, and property taxes are expensed. The capitalized costs are accumulated by specifically identifiable farm or irrigation blocks. We charge capitalized costs, excluding land, to “Depreciation, amortization, and depletion” in the accompanying Consolidated Statements of Income (Loss) at the time the fiber is harvested based on actual accumulated costs associated with fiber cut.

We are a party to a number of long-term log and fiber supply agreements. At December 31, 2009 and 2008, our total obligation for log and fiber purchases under contracts with third parties was approximately $76.4 million and $168.7 million, respectively. Except for deposits required pursuant to wood supply contracts, these obligations are not recorded in our consolidated financial statements until contract payment terms take effect. The obligations are subject to change based on, among other things, the effect of governmental laws and regulations, our manufacturing operations not operating in the normal course of business, log and fiber availability, and the status of environmental appeals.

Long-Lived Asset Impairment

An impairment of long-lived assets exists when the carrying value of an asset exceeds its fair value and when the carrying value is not recoverable through future undiscounted cash flows from operations. We review the carrying value of long-lived assets for impairment when events or changes in circumstances indicate that the carrying amount of assets may not be recoverable.

Intangible Assets

Our policy is to assess intangible assets with indefinite lives in the fourth quarter of each year, and immediately if an indicator of possible impairment exists, using a fair-value-based approach. We also evaluate the remaining useful lives of our finite-lived purchased intangible assets to determine whether any adjustments to the useful lives are necessary.

Deferred Software Costs

We defer internal-use software costs that benefit future years. These costs are amortized using the straight-line method over the expected life of the software, typically three to five years. “Other assets” in the Consolidated Balance Sheets include $4.1 million and $3.9 million of deferred software costs at December 31, 2009 and 2008, respectively. We amortized $1.4 million and $0.7 million, respectively, of deferred software costs for the years ended December 31, 2009 and 2008. For the Predecessor period of January 1 through February 21, 2008, and for the year ended December 31, 2007, amortization of deferred software costs totaled $0.1 million and $0.6 million, respectively.

Asset Retirement Obligations

We accrue for asset retirement obligations in the period in which they are incurred if sufficient information is available to reasonably estimate the fair value of the obligation. When we record the liability, we capitalize the cost by increasing the carrying amount of the related long-lived asset. Over time, the liability is accreted to its settlement value, and the capitalized cost is depreciated over the useful life of the related asset. Upon settlement of the liability, we will recognize a gain or loss for any difference between the settlement amount and the liability recorded.

Pension and Postretirement Benefits

Several estimates and assumptions are required to record pension and postretirement net periodic benefit cost and liabilities, including discount rate, return on assets, salary increases, and longevity and service lives of employees. Generally, we review and update these assumptions annually unless a plan curtailment or other event occurs requiring we update the estimates on an interim basis. While we believe that the assumptions used to measure our pension obligations are reasonable, differences in actual experience or changes in assumptions may materially affect our pension obligations and future expense.

Taxes Collected

We present taxes collected from customers and remitted to governmental authorities on a net basis in our Consolidated Statement of Income (Loss).

New and Recently Adopted Accounting Standards

In October 2009, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) 2009-12, Fair Value Measurements and Disclosures: Investments in Certain Entities That Calculate Net Asset Value per Share (or Its Equivalent) (FASB ASC 820). This ASU allows investors to use net asset value (NAV) as a practical expedient to estimate fair value of investments in investment companies that do not have readily determinable fair values. The ASU also sets forth disclosure requirements for investments within its scope. We adopted ASU 2009-12 in December 2009, and the adoption did not have a material impact on our financial position or results of operations.

In August 2009, the FASB issued ASU 2009-05, Measuring Liabilities at Fair Value. This update provides amendments to FASB Accounting Standards Board (ASC) 820, Fair Value Measurements and Disclosure, for the fair value measurement of liabilities when a quoted price in an active market is not available. We adopted ASU 2009-05 on October 1, 2009, and the adoption did not have a material impact on our financial position or results of operations.

In June 2009, the FASB issued Statement of Financial Accounting Standards (SFAS) No. 168 (ASU 2009-01), The FASB Accounting Standards Codification™ and the Hierarchy of Generally Accepted Accounting Principles, approving the FASB Accounting Standards Codification (Codification), which states that the Codification is the exclusive authoritative reference for U.S. generally accepted accounting principles (GAAP). The Codification does not change U.S. GAAP. We adopted ASU 2009-01 on September 15, 2009, and the adoption did not have a material impact on our financial position or results of operations.

In June 2009, the FASB issued SFAS No. 167, Amendments to FASB Interpretation No. 46(R) (FASB ASC 810), which amends the consolidation guidance applicable to variable-interest entities (VIEs). This guidance requires that entities evaluate former qualified special-purpose entities for consolidation, changes the approach to determining a VIE’s primary beneficiary from a quantitative assessment to a qualitative assessment, and increases the frequency of required reassessment to determine whether a company is the primary beneficiary of a VIE. It also requires additional year-end and interim disclosures. We adopted this guidance on January 1, 2010, and the adoption did not have a material impact on our financial position or results of operations.

In December 2008, the FASB issued FASB Staff Position (FSP) FAS 132(R)-1, Employer’s Disclosures About Postretirement Benefit Plan Assets (FASB ASC 715). This FSP amends SFAS No. 132 (revised 2003), Employers’ Disclosures About Pensions and Other Postretirement Benefits, to provide guidance on an employer’s disclosures about plan assets of a defined benefit pension or other postretirement plan. We have incorporated the required disclosures in this Form 10-K. The adoption affected our disclosures only and had no impact on our financial position or results of operations.

In December 2007, the FASB issued SFAS No. 141(R), Business Combinations (FASB ASC 805), and SFAS No. 160, Accounting and Reporting of Noncontrolling Interests in Consolidated Financial Statements, an Amendment of Accounting Research Bulletin No. 51 (FASB ASC 810). These new standards significantly changed the accounting for and reporting of business combination transactions and noncontrolling (minority) interests in consolidated financial statements. We adopted SFAS No. 141(R) and SFAS No 160 on January 1, 2009.

There were no other accounting standards recently issued that had or are expected to have a material impact on our financial position or results of operations.

Subsequent Events

We have evaluated events and transactions subsequent to December 31, 2009, through February 25, 2010, the date these consolidated financial statements and notes were included in this Form 10-K and filed with the Securities and Exchange Commission (SEC). We have not identified any events that would require recognition or disclosure in the consolidated financial statements or in the notes to the financial statements.

3.                                      Alternative Fuel Mixture Credits, Net

The U.S. Internal Revenue Code allowed an excise tax credit for taxpayers using alternative fuels in the taxpayer’s trade or business. During the year ended December 31, 2009, we recorded $207.6 million in “Alternative fuel mixture credits, net” in our Consolidated Statements of Income (Loss). As of December 31, 2009, we recorded a receivable of $56.6 million in “Receivables, Other” on our Consolidated Balance Sheet for alternative fuel mixture credits. The credits expired on December 31, 2009. We are reasonably assured that the credit for the alternative fuel mixture used by us through December 31, 2009, has been earned and will be collected from the U.S. government.

4.                                      Net Income (Loss) Per Common Share

For the years ended December 31, 2009 and 2008, and the period of February 1 (Inception) through December 31, 2007, when we had publicly traded shares outstanding, net income (loss) per common share is computed by dividing net income (loss) by the weighted average number of shares of common stock outstanding during the period. Basic and diluted net income (loss) per share is calculated as follows (dollars, in thousands, except per-share data):

	Boise Inc.
	Year Ended December 31, 2009	Year Ended December 31, 2008	February 1 (Inception) Through December 31, 2007

Net income (loss)	$153,842	$(45,523)	$5,492

Weighted average number of common shares for basic net income (loss) per share	78,355	73,636	34,273
Incremental effect of dilutive common stock equivalents:
Common stock warrants (a) (b)	—	—	—
Restricted stock and restricted stock units (c)	4,726	—	—
Weighted average number of shares for diluted net income (loss) per share	83,081	73,636	34,273

Net income (loss) per share
Basic	$1.96	$(0.62)	$0.16
Diluted (a) (b) (c)	$1.85	$(0.62)	$0.16

(a)                                 Warrants to purchase 44.4 million shares of common stock for the years ended December 31, 2009 and 2008, were not included in the computation of diluted net income (loss) per share because the exercise price exceeded the average market price of our common stock.

(b)                                 Warrants to purchase 44.4 million shares of common stock for the period of February 1 (Inception) through December 31, 2007, were not included in the computation of diluted net income per share because the warrants were contingently exercisable.

(c)                                  Restricted stock and restricted stock units for the year ended December 31, 2008, were not included in the computation of diluted net loss per share because inclusion of these amounts would be antidilutive.

5.                                      Transactions With Related Parties

Related-Party Sales

Boise Inc. and the Predecessor provided transportation services to Boise Cascade. For the years ended December 31, 2009 and 2008, Boise Inc. recorded $2.3 million and $3.4 million, respectively, of sales for transportation services. For the period of January 1 through February 21, 2008, and the year ended December 31, 2007, the Predecessor recorded $0.6 million and $5.0 million, respectively, of sales for transportation services to Boise Cascade.

The Predecessor sold $10.8 million and $75.3 million, respectively, of wood to Boise Cascade’s wood products business during the period of January 1 through February 21, 2008, and the year ended December 31, 2007. These sales are included in “Sales, Related parties” in the Consolidated Statements of Income (Loss). Subsequent to the Acquisition, Louisiana Timber Procurement Company, L.L.C. (LTP), a variable-interest entity (VIE) that is 50% owned by Boise Inc. and 50% owned by Boise Cascade, began selling wood to Boise Cascade and Boise Inc. at prices designed to approximate market prices. LTP procures saw timber, pulpwood, residual chips, and other residual wood fiber to meet the wood and fiber requirements of Boise Inc. and Boise Cascade. We are the primary beneficiary of LTP, as we are the entity most closely associated with this VIE; therefore, we fully consolidate LTP in our financial statements. During the year ended December 31, 2009, we recorded $25.5 million of sales to Boise Cascade in “Sales, Related parties” in the Consolidated Statements of Income (Loss) and approximately the same amount of expenses in “Materials, labor, and other operating expenses.” During the year ended December 31, 2008, we recorded $64.9 million of sales to Boise Cascade.

In connection with the Acquisition, we entered into a services agreement under which we provide a number of corporate staff services to Boise Cascade at our cost. These services include information technology, accounting, and human resource services. The initial term of the agreement is for three years and will expire on February 22, 2011. It will automatically renew for one-year terms unless either party provides notice of termination to the other party at least 12 months in advance of the applicable term. For the years ended December 31, 2009 and 2008, we recognized $15.0 million and $12.1 million, respectively, in “Sales, Related parties” and the same amounts in “Costs and expenses” in our Consolidated Statements of Income (Loss) related to this agreement.

During the Predecessor periods of January 1 through February 21, 2008, and the year ended December 31, 2007, the Predecessor sold paper and paper products to OfficeMax Incorporated (OfficeMax) at sales prices that were designed to approximate market prices. Subsequent to the Acquisition, OfficeMax is no longer a related party. For additional information concerning related-party sales to OfficeMax during the Predecessor periods, see Note 18, Segment Information.

Related-Party Costs and Expenses

Boise Inc. and the Predecessor purchased fiber from related parties at prices that approximated market prices. For the years ended December 31, 2009 and 2008, Boise Inc. recorded $36.9 million and $54.6 million, respectively, of fiber purchases from related parties. During the Predecessor periods of January 1 through February 21, 2008, and the year ended December 31, 2007, fiber purchases from related parties were $7.7 million and $39.4 million, respectively. Most of these purchases related to chip and log purchases from Boise Cascade’s wood products business. All of the costs associated with these purchases were recorded as “Fiber costs from related parties” in the Consolidated Statements of Income (Loss).

During the Predecessor periods, the Predecessor used services and administrative staff of Boise Cascade. These services included, but were not limited to, finance, accounting, legal, information technology, and human resource functions. The costs not specifically identifiable to the Predecessor were allocated based primarily on average sales, assets, and labor costs. These costs are included in “General and administrative expenses” in the Consolidated Statements of Income (Loss). The Predecessor believes the allocations are a reasonable reflection of its use of the services. However, had the Predecessor operated on a stand-alone basis, it estimates that its Corporate and Other segment would have reported approximately $2.5 million and $18.0 million, respectively, of segment expenses before interest, taxes, depreciation, and amortization for the Predecessor periods of January 1 through February 21, 2008, and the year ended December 31, 2007.

During the Predecessor periods, some of the Predecessor’s employees participated in Boise Cascade’s noncontributory defined benefit pension and contributory defined contribution savings plans. The Predecessor treated its participants in the pension plans as participants in multiemployer plans. Accordingly, the Predecessor has not reflected any assets or liabilities related to the plans on the Consolidated Balance Sheet at December 31, 2007. The Predecessor, however, recorded costs associated with the employees who participated in these plans in the Consolidated Statements of Income (Loss). For the Predecessor periods of January 1 through February 21, 2008, and the year ended December 31, 2007, the Statements of Income (Loss) included $3.9 million and $22.4 million, respectively, of expenses attributable to its participation in Boise Cascade’s defined benefit and defined contribution plans.

During the Predecessor periods presented, the Predecessor’s employees and former employees also participated in Boise Cascade’s other postretirement healthcare benefit plans. All of the Predecessor’s postretirement healthcare benefit plans were unfunded (see Note 14, Retirement and Benefit Plans). In addition, some of the Predecessor’s employees participated in equity compensation programs.

During the year ended December 31, 2008, we recorded $2.8 million of related-party interest expense in “Interest expense” in our Consolidated Statements of Income (Loss). This expense is related to the subordinated promissory note we issued to Boise Cascade in connection with the Acquisition. After the Acquisition, the note was transferred to parties unrelated to Boise Cascade or to us. Accordingly, we no longer record the note as a related-party note on our Consolidated Balance Sheet. At December 31, 2009 and 2008, we had zero and $66.6 million, respectively, recorded in “Notes payable” on our Consolidated Balance Sheets, as this note was repaid as part of our October 2009 debt restructuring. For additional information on the debt restructuring, see Note 12, Debt.

Predecessor

During the Predecessor periods of January 1 through February 21, 2008, and the year ended December 31, 2007, the Predecessor participated in Boise Cascade’s centralized cash management system. Cash receipts attributable to the Predecessor’s operations were collected by Boise Cascade, and cash disbursements were funded by Boise Cascade. The net effect of these transactions has been reflected as “Net equity transactions with related parties” in the Consolidated Statements of Cash Flows and Consolidated Statements of Stockholders’ Equity. The following table includes the components of these related-party transactions (dollars, in thousands):

	Predecessor
	January 1 Through February 21, 2008	Year Ended December 31, 2007

Cash collections	$(354,222)	$(2,343,598)
Payment of accounts payable	336,605	2,094,226
Capital expenditures and acquisitions	10,168	141,801
Income taxes	217	1,990
Corporate general and administrative expense allocation	1,995	15,161
Net equity transactions with related parties	$(5,237)	$(90,420)

6.                                      Other (Income) Expense, Net

“Other (income) expense, net” includes miscellaneous income and expense items. The components of “Other (income) expense, net” in the Consolidated Statements of Income (Loss) are as follows (dollars, in thousands):

	Boise Inc.		Predecessor
	Year Ended December 31, 2009	Year Ended December 31, 2008	January 1 Through February 21, 2008	Year Ended December 31, 2007

Changes in supplemental pension plans	$—	$(2,914)	$—	$—
Changes in retiree healthcare programs	—	—	—	(4,367)
Sales of assets, net	514	—	(941)	(231)
Closure costs	—	—	—	119
Project costs	676	248	—	276
Other, net	2,815	(314)	(48)	61
	$4,005	$(2,980)	$(989)	$(4,142)

The year ended December 31, 2009, included $3.5 million of expense related to the indefinite idling of the #2 newsprint machine at our mill in DeRidder, Louisiana, which was recorded in our Packaging segment. These charges included severance costs, preservation and maintenance costs, and other miscellaneous costs related to the machine idling. The machine idling resulted in the termination of 17 salaried employees at the DeRidder mill, as well as 95 hourly employees, some of whom have filled other positions within the Company, while the remaining are on layoff status as of December 31, 2009. We employ approximately 425 employees at the mill after the machine idling. At December 31, 2009, we had $0.1 million of severance liabilities recorded in “Accrued liabilities, Compensation and benefits” on the Consolidated Balance Sheet. We expect to pay the remainder of these severance costs by first quarter 2010.

During the period of February 1 (Inception) through December 31, 2007, “Other (income) expense, net” was zero.

7.             Income Taxes

For the year ended December 31, 2009, our effective tax provision rate was 15.4%. The primary reason for the difference from the federal statutory income tax rate of 35.0% is the release of valuation allowances and the effect of state income taxes. We have released the valuation allowances recorded in the prior year because we expect to be able to utilize our deferred tax assets to offset deferred tax liabilities. For the year ended December 31, 2008, our effective tax benefit rate was 16.2%. The primary reason for the difference from the federal statutory income tax rate is the valuation allowance we recorded during 2008. The effective tax rate for the period of February 1 (Inception) through December 31, 2007, was 45.5%. The primary reason for the difference from the federal statutory income tax rate is the effect of state and local income taxes.

During the Predecessor periods of January 1 through February 21, 2008, and the year ended December 31, 2007, the majority of the Predecessor businesses and assets were held and operated by limited liability companies, which are not subject to entity-level federal or state income taxation. For the separate Predecessor subsidiaries that are taxed as corporations, the effective tax rates were 37.6% and 44.1%, respectively. During these periods, the primary reason for the difference in tax rates was the effect of state income taxes.

A reconciliation of the statutory U.S. federal tax benefit (provision) and the reported tax benefit (provision) is as follows (dollars, in thousands):

	Boise Inc.
	Year Ended December 31, 2009	Year Ended December 31, 2008	February 1 (Inception) Through December 31, 2007

Income (loss) before income taxes	$181,852	$(54,295)	$10,082
Statutory U.S. income tax rate	35.0%	35.0%	34.0%

Statutory tax benefit (provision)	$(63,648)	$19,003	$(3,428)
State taxes	(7,432)	1,845	(1,162)
Nondeductible interest on applicable high-yield discount obligations	(594)	(1,167)	—
Valuation allowance	44,063	(10,884)	—
Other	(400)	(25)	—
Reported tax benefit (provision)	$(28,011)	$8,772	$(4,590)

Effective income tax benefit (provision) rate	(15.4)%	16.2%	(45.5)%

The income tax (provision) benefit shown in the Consolidated Statements of Income (Loss) includes the following (dollars, in thousands):

	Boise Inc.
	Year Ended December 31, 2009	Year Ended December 31, 2008	February 1 (Inception) Through December 31, 2007

Current income tax (provision) benefit
Federal	$274	$(578)	$(2,913)
State	(563)	2	(1,762)
Foreign	(13)	(15)	—
Total current	(302)	(591)	(4,675)

Deferred income tax (provision) benefit
Federal	(21,282)	8,778	85
State	(6,427)	585	—
Foreign	—	—	—
Total deferred	(27,709)	9,363	85
Total (provision) benefit for income taxes	$(28,011)	$8,772	$(4,590)

During the year ended December 31, 2009, cash received for taxes, net of payments made, was $3.1 million. During the year ended December 31, 2008, cash paid for taxes, net of refunds received, was $1.4 million. During the period of February 1 (Inception) through December 31, 2007, we made $3.4 million of tax payments. During the Predecessor period of January 1 through February 21, 2008, cash paid for taxes, net of refunds received, was immaterial. Cash paid for taxes, net of refunds received, was $2.3 million during the Predecessor year ended December 31, 2007.

At December 31, 2009, we had federal net operating losses of $150.9 million, which expire in 2028 and 2029, with a tax value of $52.8 million. At December 31, 2009, we had state net operating loss carryovers, which expire between 2013 and 2029, with a tax value of $5.8 million.

The components of the net deferred tax liability/asset in the Consolidated Balance Sheets are as follows (dollars, in thousands):

	Boise Inc.
	December 31
	2009		2008
	Assets	Liabilities	Assets	Liabilities

Employee benefits	$61,863	$477	$73,241	$31
Property and equipment	—	132,413	—	48,989
Deferred financing costs	1,906	2,989	—	—
Intangible assets and other	224	13,522	395	13,576
Net operating loss	58,564	—	13,523	—
Alternative minimum tax	—	—	843	—
Reserves	4,011	—	5,528	—
Inventories	4,163	—	7,249	—
Deferred income	—	6,773	—	—
Unearned income	—	21,860	—	—
State income tax adjustments	2,344	213	—	—
Interest on applicable high-yield discount obligations	—	—	1,912	—
Other	3,168	1,788	2,280	1,901
Valuation allowance	—	—	(44,063)	—
	$136,243	$180,035	$60,908	$64,497

At December 31, 2009 and 2008, we had the following deferred tax balances on the Consolidated Balance Sheets (dollars, in thousands):

	Boise Inc.
	Years Ended December 31
	2009	2008

Current deferred tax assets (liabilities), net	$(11,539)	$5,318
Noncurrent deferred tax liabilities, net	(32,253)	(8,907)
Total deferred tax liabilities, net	$(43,792)	$(3,589)

Deferred tax assets are reduced by a valuation allowance when it is more likely than not that some portion of the deferred tax assets will not be realized. During the year ended December 31, 2009, we released $44.0 million of valuation allowances recorded during the year ended December 31, 2008. During the fourth quarter of 2009, we determined that it was more likely than not that our deferred tax assets would be realized because of current year income from continuing operations. Therefore, we recognized our entire valuation allowance as an income tax benefit from continuing operations. At December 31, 2008, we recorded $10.9 million of valuation allowances to income from continuing operations and $32.9 million and $0.3 million to “Accumulated other comprehensive income (loss)” on our Consolidated Statement of Stockholders’ Equity against our pension liability and cash flow hedges, respectively.

Pretax income (loss) from domestic and foreign sources is as follows (dollars, in thousands):

	Boise Inc.
	Year Ended December 31, 2009	Year Ended December 31, 2008	February 1 (Inception) Through December 31, 2007

Domestic	$181,843	$(54,306)	$10,082
Foreign	9	11	—
Pretax income (loss)	$181,852	$(54,295)	$10,082

At December 31, 2009 and 2008, our foreign subsidiaries had no undistributed earnings that had been indefinitely reinvested.

Uncertain Income Tax Positions

We recognize tax liabilities and adjust these liabilities when our judgment changes as a result of the evaluation of new information not previously available or as new uncertainties occur. For the year ended December 31, 2009, we increased the amount of our unrecognized tax benefit by $87.6 million, which was charged to income tax expense, as a result of excluding the alternative fuel mixture credits from income for tax purposes. If subsequently recognized, this unrecognized tax benefit would reduce our tax expense by $83.3 million. Exclusion of the alternative fuel mixture credits generated a deferred tax benefit of $82.9 million for the year ended December 31, 2009, (primarily a net operating loss carryforward).

A reconciliation of the unrecognized tax benefits is as follows (dollars, in thousands):

	2009	2008

Unrecognized tax benefits, beginning of year	$256	$235
Gross increases related to prior-period tax positions	11	21
Gross decrease related to prior-period tax positions	—	—
Gross increases related to current-period tax positions	87,571	—
Settlements	—	—
Unrecognized tax benefits, end of year	$87,838	$256

The unrecognized tax benefit net of federal benefit for state taxes is $83.3 million. We have determined that there is a filing position to exclude the alternative fuel mixture credits from taxable income. Accordingly, $82.9 million of the $83.3 million is recorded as a credit to our long-term deferred taxes to eliminate the benefit associated with the uncertain tax position. The remaining $0.4 million is recorded in “Other long-term liabilities” on our Consolidated Balance Sheet. Additional guidance may be issued by the IRS in the next 12 months, which could cause us to change our unrecognized tax benefits from the amounts currently recorded. It is not reasonably possible to know to what extent the total amounts of unrecognized benefits will increase or decrease within the next 12 months.

We recognize interest and penalties related to uncertain tax positions as income tax expense in our Consolidated Statement of Income (Loss). Interest expense related to uncertain tax positions was immaterial for both of the years ended December 31, 2009 and 2008, and also for the Predecessor year ended December 31, 2007. We did not record any penalties associated with our uncertain tax positions during the years ended December 31, 2009 and 2008, or during the Predecessor year ended December 31, 2007.

We file federal income tax returns in the U.S. and various state income tax returns in the major state jurisdictions of Alabama, Idaho, California, Georgia, Louisiana, Minnesota, and Oregon. In the normal course of business, we are subject to examination by taxing authorities. Boise Inc.’s open tax years are 2009, 2008, and 2007.

As part of the purchase price of the Acquisition, we acquired two corporate entities. These corporations are wholly owned, consolidated entities of Boise Inc. These entities are subject to audit by taxing authorities for the year 2006 and the years that follow. The statute of limitations for 2005 expired this year. We are responsible for any tax adjustments resulting from such audits. One of these entities, Boise Cascade Transportation Holdings Corp., has completed an examination for the 2006 tax year without any proposed adjustments.

8.             Leases

We lease our distribution centers, as well as other property and equipment, under operating leases. During the Predecessor periods presented, the Predecessor leased its distribution centers, as well as other property and equipment, under operating leases. For purposes of determining straight-line rent expense, the lease term is calculated from the date of possession of the facility, including any periods of free rent and any option periods that are reasonably assured of being exercised. Straight-line rent expense is also adjusted to reflect any allowances or reimbursements provided by the lessor. Rental expense and sublease income for operating leases were as follows (dollars, in thousands):

	Boise Inc.			Predecessor
	Year Ended December 31, 2009	Year Ended December 31, 2008	February 1 (Inception) Through December 31, 2007	January 1 Through February 21, 2008	Year Ended December 31, 2007

Rental expense	$16,357	$13,523	$—	$2,044	$13,314
Sublease rental income	—	—	—	—	5

For noncancelable operating leases with remaining terms of more than one year, the minimum lease payment requirements are $12.4 million in 2010, $11.7 million in 2011, $10.8 million in 2012, $8.3 million in 2013, $6.9 million in 2014, and $6.6 million in 2015, with total payments thereafter of $12.5 million. We do not expect sublease rental income in the future to be material. Accordingly, our future minimum lease payment requirements have not been reduced by sublease rental income.

Substantially all lease agreements have fixed payment terms based on the passage of time. Some lease agreements provide us with the option to purchase the leased property. Additionally, some agreements contain renewal options averaging six years, with fixed payment terms similar to those in the original lease agreements.

9.             Concentrations of Risk

Business

Sales to OfficeMax represent a concentration in the volume of business transacted and revenue generated from these transactions. Sales to OfficeMax were $545.4 million and $494.6 million during the years ended December 31, 2009 and 2008, representing 28% and 24% of total sales for those periods. For the period of January 1 through February 21, 2008, and the year ended December 31, 2007, the Predecessor’s sales to OfficeMax were $90.1 million and $615.7 million, respectively. These sales are included in “Sales, Related parties” in the Consolidated Statements of Income (Loss). During the Predecessor periods, sales to OfficeMax represented 25% and 26% of sales. At December 31, 2009 and 2008, we had $34.7 million and $30.3 million, respectively, of accounts receivable due from OfficeMax. No other single customer accounted for 10% or more of consolidated trade sales or of total sales.

Labor

As of December 31, 2009, we had approximately 4,100 employees. Approximately 60% of these employees work pursuant to collective bargaining agreements. As of December 31, 2009, approximately 33% of our employees were working pursuant to collective bargaining agreements that have expired or will expire within one year, including agreements at the following facility locations: Wallula, Washington; DeRidder, Louisiana; Jackson, Alabama; St. Helens, Oregon; and Nampa, Idaho. The labor contract at our paper mill in Wallula, Washington (332 employees represented by the Association of Western Pulp & Paper Workers, or AWPPW) expired in March 2009 and was terminated by the AWPPW on October 31, 2009. In early February 2010, the union employees at Wallula rejected a new collective bargaining agreement that union leadership had recommended unanimously. On February 22, 2010, the company declared an impasse in the bargaining process and implemented the terms of the last contract offer.

10.                               Intangible Assets

Intangible assets represent primarily the values assigned to trademarks and trade names, customer relationships, and technology in connection with the Acquisition. Customer relationships are amortized over approximately ten years, and technology is amortized over five years. Trademarks and trade names are not amortized. During the years ended December 31, 2009 and 2008, intangible asset amortization was $2.8 million and $2.3 million, respectively. During the Predecessor periods of January 1 through February 21, 2008, and the year ended December 31, 2007, intangible asset amortization was zero and $3.5 million, respectively. Our estimated amortization expense is $2.8 million in both 2010 and 2011, $2.7 million in 2012, $1.6 million in 2013, and $1.4 million in both 2014 and 2015. The gross carrying amount, accumulated amortization, and net carrying amount as of December 31, 2009 and 2008, were as follows (dollars, in thousands):

	Boise Inc.
	Year Ended December 31, 2009
	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Trademarks and trade names	$16,800	$—	$16,800
Customer relationships	13,700	(2,512)	11,188
Technology and other	6,895	(2,525)	4,370
	$37,395	$(5,037)	$32,358

	Boise Inc.
	Year Ended December 31, 2008
	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Trademarks and trade names	$16,800	$—	$16,800
Customer relationships	13,700	(1,142)	12,558
Technology and other	6,860	(1,143)	5,717
	$37,360	$(2,285)	$35,075

We did not have any triggering events during 2009; therefore, we performed our annual impairment assessment for our indefinite-lived assets for all of our segments during fourth quarter 2009. Based on the results of our testing, we have concluded that our indefinite-lived intangible assets were not impaired. We have also performed an undiscounted cash flow analysis as of fourth quarter 2009 and determined that the value of our long-lived assets was not impaired. We also evaluated the remaining useful lives of our customer relationships and technology and determined that no adjustments to the useful lives were necessary.

11.          Asset Retirement Obligations

We accrue for asset retirement obligations in the period in which they are incurred if sufficient information is available to reasonably estimate the fair value of the obligation. When we record the liability, we capitalize the cost by increasing the carrying amount of the related long-lived asset. Over time, the liability is accreted to its settlement value, and the capitalized cost is depreciated over the useful life of the related asset. Occasionally, we become aware of events or circumstances that require us to revise our future estimated cash flows. When revisions become necessary, we recalculate our obligation and adjust our asset and liability accounts utilizing appropriate discount rates. Upon settlement of the liability, we will recognize a gain or loss for any difference between the settlement amount and the liability recorded.

At December 31, 2009 and 2008, we had $10.4 million and $14.3 million, respectively, of asset retirement obligations recorded on the Consolidated Balance Sheet. These liabilities related primarily to landfill closure and closed-site monitoring costs. These liabilities are based on the best estimate of current costs and are updated periodically to reflect current technology, laws and regulations, inflation, and other economic factors. During 2009, our estimated future cash flows for retirement obligations relating to items at two of our mills were reduced as a result of discussions with third-party organizations. These changes reduced our expected asset retirement obligations. No assets are legally restricted for purposes of settling asset retirement obligations. The table below describes changes to the asset retirement obligations for the years ended December 31, 2009 and 2008 (dollars, in thousands):

	Boise Inc.
	December 31, 2009	December 31, 2008

Asset retirement obligation at beginning of period	$14,283	$—
Asset retirement liability recorded in the purchase price allocation	—	13,655
Liabilities incurred	—	58
Accretion expense	1,165	921
Payments	(122)	(542)
Revisions in estimated cash flows	(4,964)	191
Asset retirement obligation at end of period	$10,362	$14,283

We have additional asset retirement obligations with indeterminate settlement dates. The fair value of these asset retirement obligations cannot be estimated due to the lack of sufficient information to estimate the settlement dates of the obligations. These asset retirement obligations include, for example, (i) removal and disposal of potentially hazardous materials related to equipment and/or an operating facility if the equipment and/or facilities were to undergo major maintenance, renovation, or demolition; (ii) wastewater treatment ponds that may be required to be drained and/or cleaned if the related operating facility is closed; and (iii) storage sites or owned facilities for which removal and/or disposal of chemicals and other related materials are required if the operating facility is closed. We will recognize a liability in the period in which sufficient information becomes available to reasonably estimate the fair value of these obligations.

12.          Debt

At December 31, 2009 and 2008, our long-term debt and the interest rates on that debt were as follows (dollars, in thousands):

	December 31, 2009		December 31, 2008
	Amount	Interest Rate	Amount	Interest Rate

Revolving credit facility, due 2013	$—	—%	$60,000	4.33%
Tranche A term loan, due 2013	203,706	3.25%	245,313	4.75%
Tranche B term loan, due 2014	312,221	5.75%	471,437	5.75%
Second lien term loan, due 2015	—	—%	260,700	9.25%
9% Senior notes, due 2017	300,000	9.00%	—	—%
Current portion of long-term debt	(30,711)	3.97%	(25,822)	5.33%
Long-term debt, less current portion	785,216	6.41%	1,011,628	6.34%
Current portion of long-term debt	30,711	3.97%	25,822	5.33%
	815,927	6.32%	1,037,450	6.31%
15.75% notes payable, due 2015	—	—%	66,606	15.75%
	$815,927		$1,104,056

As of December 31, 2009, our debt consisted of the following:

•                  The Revolving Credit Facility: A five-year nonamortizing $250.0 million senior secured revolving credit facility with interest at either the London Interbank Offered Rate (LIBOR) plus an applicable margin, which is currently 300 basis points, or a calculated base rate plus an applicable margin, which is currently 200 basis points (collectively with the Tranche A term loan facility and the Tranche B term loan facility, the Credit Facilities).

•                  The Tranche A Term Loan Facility: A five-year loan facility with interest at LIBOR plus an applicable margin, which is currently 300 basis points, or a calculated base rate plus an applicable margin, which is currently 200 basis points. The Tranche A term loan facility was originally issued at $250.0 million.

•                  The Tranche B Term Loan Facility: A six-year amortizing loan facility with interest at LIBOR (subject to a floor of 4%) plus 350 basis points or a calculated base rate plus 250 basis points. The Tranche B term loan facility was originally issued at $475.0 million.

•                  The 9% Senior Notes: An eight-year nonamortizing $300.0 million senior unsecured debt obligation with annual interest at 9%.

The Credit Facilities are secured by a first-priority lien on all of the assets of our subsidiaries that guarantee or are borrowers, and in the event of default, the lenders generally would be entitled to seize the collateral. All borrowings under the Credit Facilities bear interest at a rate per annum equal to an applicable margin plus a calculated base rate or adjusted Eurodollar rate. The calculated base rate means, for any day, a rate per annum equal to the greater of (i) the Prime Rate in effect on such day and (ii) the Federal Funds Effective Rate in effect on such day plus 0.50%. The adjusted Eurodollar rate means LIBOR rounded to the nearest 1/16 of 1.0% and adjusted for any applicable reserve requirements. In addition to paying interest, the Company pays a commitment fee to the lenders under the revolving credit facility at a rate of 0.50% per annum (which shall be reduced to 0.375% when the leverage ratio is less than 2.25:1.00) times the daily average undrawn portion of the revolving credit facility (reduced by the amount of letters of credit issued and outstanding), which fee is payable quarterly in arrears. The Company also pays letter of credit fees of 300 basis points times the average daily maximum outstanding amount of the letters of credit and a fronting fee of 15 basis points to the issuing bank of outstanding letters of credit. These fees are payable quarterly and in arrears.

At December 31, 2009 and 2008, we had zero and $60.0 million, respectively, of borrowings outstanding under the revolving credit facility. For the years ended December 31, 2009 and 2008, the average interest rates for our borrowings under our revolving credit facility were 3.7% and 6.0%, respectively. The minimum and maximum borrowings under the revolving credit facility were zero and $60.0 million for the year ended December 31, 2009. The minimum and maximum borrowings under the Revolving Credit Facility were zero and $80.0 million for the year ended December 31, 2008. The weighted average amount of borrowings outstanding under the revolving credit facility during the year ended December 31, 2009, was $8.5 million. The weighted average amount of borrowings outstanding under the revolving credit facility during the year ended December 31, 2008, was $57.6 million. At December 31, 2009, we had availability of $227.8 million, which is net of outstanding letters of credit of $22.2 million.

Debt Restructuring

On October 26, 2009, Boise Paper Holdings, L.L.C. (Boise Paper Holdings) and Boise Finance Company (together, the Issuers), two of our wholly owned indirect subsidiaries, issued a $300 million aggregate principal amount of 9% senior notes due on November 1, 2017 (the 9% Senior Notes) through a private placement that is exempt from the registration requirements of the Securities Act of 1933, as amended. The 9% Senior Notes pay interest semiannually in arrears on May 1 and November 1, commencing on May 1, 2010.

Following the sale of the 9% Senior Notes, the Issuers used the net proceeds of the sale, as well as cash on hand, to retire a portion of the existing term loan indebtedness under Boise Paper Holdings’ Credit Facilities pursuant to the amendments of our Credit Facilities (Credit Agreement Amendments). The Credit Agreement Amendments became effective October 26, 2009, at which time Boise Paper Holdings repaid approximately $75 million of outstanding secured debt under its first lien term loan. In addition, pursuant to the Credit Agreement Amendments, Boise Paper Holdings used proceeds of the issuance to repurchase, in its entirety, the indebtedness outstanding under its second lien term loan. In consideration of the repurchase of indebtedness under the second lien term loan, Boise Paper Holdings paid a premium of 113% to the lender parties, plus accrued and unpaid interest. Upon the repurchase of all of the indebtedness outstanding under the second lien term loan, such debt was canceled and the second lien credit agreement was terminated.

On October 26, 2009, we also used cash on hand to repurchase, in its entirety, our outstanding 15.75% note payable due in 2015. Boise Inc. purchased the note payable at a purchase price of 70% of the outstanding value of the note payable, plus accrued and unpaid interest. Following the purchase of the note payable, the note was canceled.

The issuance of the 9% Senior Notes and the repurchase of our second lien term loan represented a substantial modification to our debt structure. Therefore, we wrote off the unamortized deferred financing fees for the second lien and recognized various other costs and fees incurred in connection with these transactions in our Consolidated Statements of Income (Loss). We also recorded $13.2 million of deferred financing costs related to the debt restructuring. In addition, in December 2009, we made a voluntary prepayment of $100 million on our Tranche B term loan at 101%. We recognized $44.1 million in “Loss on extinguishment of debt,” which consisted of the following (dollars, in thousands):

Write-off of second lien deferred financing fees	$27,067
Premium paid to second lien holders	33,891
Gain on repurchase of notes payable	(22,682)
Other costs and fees	5,826
$44,102

In connection with the issuance of the 9% Senior Notes, the Issuers and BZ Intermediate Holdings LLC, (Holdings), a wholly owned consolidated entity of Boise Inc. and the parent company of Boise Paper Holdings and its restricted subsidiaries (together the 9% Senior Notes Guarantors) entered into the Registration Rights Agreement, dated as of October 26, 2009 (the Registration Rights Agreement). The Registration Rights Agreement requires the Company to register under the Securities Act the 9% Senior Notes due in 2017 (the Exchange Notes) having substantially identical terms to the 9% Senior Notes and to complete an exchange of the privately placed 9% Senior Notes for the publicly registered Exchange Notes or, in certain circumstances, to file and keep effective a shelf registration statement for resale of the privately placed 9% Senior Notes. If the Issuers fail to satisfy these obligations by October 26, 2010, the Issuers will pay additional interest up to 1% per annum to holders of the 9% Senior Notes.

The 9% Senior Notes are senior unsecured obligations and rank equally with all of the Issuers’ present and future senior indebtedness, senior to all of their future subordinated indebtedness, and effectively subordinated to all present and future senior secured indebtedness of the Issuers (including all borrowings with respect to the Credit Facilities to the extent of the value of the assets securing such indebtedness).

Covenants

The Credit Facilities require Holdings and its subsidiaries to maintain financial covenant ratios. In connection with the October 2009 debt restructuring, we also entered into the Credit Agreement Amendments that modified our financial covenants under the Credit Facilities. The financial covenant modifications limit our total leverage ratio to 4.75:1.00, stepping down to 4.50:1.00 at September 30, 2011. We have a new secured leverage ratio of 3.25:1.00, stepping down to 3.00:1.00 at September 30, 2011. The total leverage ratio is defined in our loan agreements at the end of any fiscal quarter as the ratio of (i) consolidated total net debt as defined in our Credit Facilities debt agreement as of such day to (ii) consolidated adjusted EBITDA for the four-fiscal-quarter period ending on such date. The Credit Facilities secured leverage ratio is defined in our First Amendment to our loan agreement as the ratio as of the last day of any fiscal quarter of (i) consolidated first lien secured total net debt as defined in our credit agreement amendments as of such day to (ii) consolidated adjusted EBITDA for the four-fiscal-quarter period ending on such date. The Credit Facilities also limit the ability of Holdings and its subsidiaries to make capital expenditures, generally to $150 million per year.

The 9% Senior Notes indenture contains covenants which, subject to certain exceptions, limit the ability of the Issuers and the 9% Senior Notes Guarantors to, among other things, incur additional indebtedness, engage in certain asset sales, make certain types of restricted payments, engage in transactions with affiliates, and create liens on assets of the Issuers or 9% Senior Notes Guarantors. Upon a change of control, the Issuers must offer to repurchase the 9% Senior Notes at 101% of the principal amount, plus accrued and unpaid interest. If the Issuers sell certain assets and the Issuers do not use the proceeds from such sale for specified purposes, they must offer to repurchase the 9% Senior Notes at 100% of the principal amount, plus accrued and unpaid interest.

Guarantees

The Company’s obligations under its Credit Facilities are guaranteed by each of Boise Paper Holdings’ existing and subsequently acquired domestic subsidiaries (collectively, the Credit Facility Guarantors). The Credit Facilities are secured by a first-priority security interest in substantially all of the real, personal, and mixed property of Boise Paper Holdings and the Credit Facility Guarantors, including 100% of the equity interests of Boise Paper Holdings and each domestic subsidiary of Boise Paper Holdings, 65% of the equity interests of each of Boise Paper Holdings’ foreign subsidiaries (other than Boise Hong Kong Limited so long as Boise Hong Kong Limited does not account for more than $2.5 million of consolidated earnings before interest, taxes, depreciation, and amortization (EBITDA) during any fiscal year of Boise Paper Holdings), and all intercompany debt.

The 9% Senior Notes are jointly and severally guaranteed on a senior unsecured basis by Holdings and each existing and future subsidiary of Holdings (other than the Issuers). The 9% Senior Notes guarantors do not include Louisiana Timber Procurement Company, L.L.C., or foreign subsidiaries.

Prepayments

We may redeem all or a portion of the 9% Senior Notes at any time on or after November 1, 2013, at a premium decreasing to zero by November 1, 2015, plus accrued and unpaid interest. In addition, prior to November 1, 2012, the Issuers may redeem up to 35% of the aggregate principal amount of the 9% Senior Notes at a redemption price of 109% of the principal amount thereof with the net proceeds of one or more qualified equity offerings.

Other Provisions

Subject to specified exceptions, the Credit Facilities require that the proceeds from certain asset sales, casualty insurance, certain debt issuances, and 75% (subject to step-downs based on certain leverage ratios) of the excess cash flow for each fiscal year must be used to pay down outstanding borrowings. As of December 31, 2009, required debt principal repayments under the Credit Facilities, including those from excess cash flows, total $30.7 million in 2010. Of this amount, $16.1 million is from our scheduled repayments, and $14.6 million relates to excess cash flows. Our debt principal repayment requirements are $48.3 million in 2011, $134.3 million in 2012, $13.0 million in 2013, $289.6 million in 2014, and $300.0 million thereafter.

Other

At December 31, 2009 and 2008, we had $47.4 million and $72.6 million, respectively, of costs recorded in “Deferred financing costs” on our Consolidated Balance Sheet. As noted above, we canceled the second lien with the proceeds from the debt restructuring, and as a result, we expensed approximately $27.1 million of deferred financing costs. We recorded this charge in “Loss on extinguishment of debt” in our Consolidated Statement of Income (Loss). In addition, the $13.2 million of financing costs related to the debt restructuring is included, net of amortization, in “Deferred financing costs” on our Consolidated Balance Sheet. The amortization of these costs is recorded in interest expense using the effective interest method over the life of the loans. We recorded $11.3 million and $9.3 million of amortization expense for the years ended December 31, 2009 and 2008, in “Interest expense” in our Consolidated Statements of Income (Loss).

In April 2008, we entered into interest rate derivative instruments to hedge a portion of our interest rate risk as required under the terms of the first and second lien facilities. At December 31, 2009, we had $515.9 million of variable-rate debt outstanding, all of which was hedged using interest rate derivatives. At December 31, 2009, our average effective interest rate was not affected by our interest rate derivatives, as the effective cap rates were above the interest rates on the hedged debt. For additional information on our interest rate derivatives, see Note 13, Financial Instruments.

For the years ended December 31, 2009 and 2008, cash payments for interest, net of interest capitalized, were $56.9 million and $72.8 million, respectively. No payments were made during the period of February 1 (Inception) through December 31, 2007, the Predecessor period of January 1 through February 21, 2008, and the year ended December 31, 2007.

13.          Financial Instruments

We are exposed to market risks, including changes in interest rates, energy prices, and foreign currency exchange rates.

Interest Rate Risk—Debt

With the exception of the 9% Senior Notes maturing in November 2017, our debt is variable-rate debt. At December 31, 2009, the estimated value of the 9% Senior Notes, based on then-current interest rates for similar obligations with like maturities, was approximately $14.6 million more than the amount recorded on our Consolidated Balance Sheet. At December 31, 2009, the estimated value of our variable-rate debt, based on then-current interest rates for similar obligations with like maturities, was approximately $32.5 million less than the amount recorded on our Consolidated Balance Sheet. The fair value of long-term debt is estimated based on quoted market prices for the same or similar issues or on the discounted value of the future cash flows expected to be paid using incremental rates of borrowing for similar liabilities.

In April 2008, we entered into interest rate derivative instruments to hedge a portion of our interest rate risk as required under the terms of the Credit Facilities. At December 31, 2009, we had $515.9 million of variable-rate debt outstanding, all of which was hedged using interest rate derivatives. We purchased interest rate caps with a term of three years and a cap rate of 5.50% on a notional amount of $260.0 million to hedge the interest rate on our second lien facility. These interest rate caps remain in place. We also purchased interest rate caps to hedge part of the interest rate risk on our Tranche B term loan facility with a LIBOR cap rate of 5.00% on a notional amount of $425.0 million for the period of April 21, 2008, through March 31, 2009; a notional amount of $350.0 million for the period of March 31, 2009, through March 31, 2010; and a notional amount of $300.0 million for the period of March 31, 2010, through March 31, 2011.

Credit Facilities. Effective December 31, 2008, we began utilizing the calculated base rate plus 250 basis points on the Tranche B term loan facility rather than the LIBOR plus 350 basis points (subject to a floor of 4%) used prior to December 31, 2008. As the interest rate on this debt no longer matched the rate on the interest rate derivatives used to hedge a portion of that debt, we account for them as economic hedges. The amounts recorded in “Accumulated other comprehensive income (loss)” on our Consolidated Balance Sheet will be amortized to interest expense over the remaining life of the interest rate derivatives. Changes in the fair value of these derivatives will be recorded in “Change in fair value of interest rate derivatives” in our Consolidated Statements of Income (Loss).

These derivatives have a cap rate of 5.00% on a notional amount of $425.0 million for the period of April 21, 2008, through March 31, 2009; a notional amount of $350.0 million for the period of March 31, 2009, through March 31, 2010; and a notional amount of $300.0 million for the period of March 31, 2010, through March 31, 2011. At December 31, 2009 and 2008, we recorded the fair value of the interest rate derivatives, or $0.1 million and $0.2 million, respectively, in “Other assets” on our Consolidated Balance Sheet. During the year ended December 31, 2009, we recorded the charge in fair value of these derivatives, or a $0.4 million gain, in “Changes in fair value of interest rate derivatives” in our Consolidated Statement of Income (Loss). During the year ended December 31, 2008, we recorded the change in fair value of these derivatives, or a $0.8 million loss, in “Accumulated other comprehensive income (loss)” on our Consolidated Balance Sheet. No amounts were reclassified to interest expense. During the years ended December 31, 2009 and 2008, we recorded $0.5 million and $0.4 million, respectively, in “Interest expense” for the amortization of the premiums paid for the interest rate derivatives. At December 31, 2008, there was no ineffectiveness related to these hedges.

Second Lien Facility. We account for the interest rate derivatives with a notional amount of $260.0 million that hedged our exposure to interest rate fluctuations on our second lien facility as economic hedges. At December 31, 2009 and 2008, we recorded the fair value of the interest rate derivatives, or $0.1 million, in “Other assets” on our Consolidated Balance Sheet. During the years ended December 31, 2009 and 2008, we recorded the change in fair value of these derivatives, or $0.2 million and $0.5 million, respectively, of expense, in “Change in fair value of interest rate derivatives” in our Consolidated Statement of Income (Loss). During each year ended December 31, 2009 and 2008, we recorded $0.2 million in “Interest expense” for the amortization of the premiums paid for the interest rate derivatives.

Interest Rate Risk—Investments

Our exposure to market risk for changes in interest rates also relates to our cash, cash equivalents, and short-term investments. As of December 31, 2009, our cash, cash equivalents, and short-term investments consisted primarily of funds invested in money market accounts and certificates of deposit insured by the Federal Deposit Insurance Corporation (FDIC). As the interest rates on a significant portion of our cash, cash equivalents, and short-term investments are variable, a change in interest rates earned would affect interest income along with cash flows but would not have a significant impact on the fair market value of the related underlying instruments.

The components of cash, cash equivalents, and short-term investments as of and for the year ended December 31, 2009, are as follows (dollars, in thousands):

	Year Ended December 31, 2009
	Cost Basis	Accrued Interest	Unrealized Gains (Losses)	Recorded Basis	Cash and Cash Equivalents	Short-Term Investments

Cash	$4,268	$—	$—	$4,268	$4,268	$—
Money market accounts	65,125	—	—	65,125	65,125	—
Certificates of deposit	10,000	28	(5)	10,023	—	10,023
Total	$79,393	$28	$(5)	$79,416	$69,393	$10,023

At December 31, 2009, net unrealized losses of $5,000 are included in “Accumulated other comprehensive income (loss)” on our Consolidated Balance Sheet. During the year ended December 31, 2009, $11.6 million of certificates of deposit matured, all of which we subsequently reinvested. At December 31, 2009, we did not have any investments in individual securities that had been in a continual unrealized loss position for more than 12 months. The unrealized losses at December 31, 2009, represent a temporary condition due to the high quality of the investment securities, and we expect to recover the par value of these investments.

At December 31, 2008, we had $22.5 million in cash and cash equivalents, consisting of $7.2 million in cash and $15.3 million in money market accounts. We did not have any short-term investments as of or during the year ended December 31, 2008.

Energy Risk

We enter into natural gas swaps, options, or a combination of these instruments to hedge the variable cash flow risk of natural gas purchases at index prices. As of December 31, 2009, we had entered into derivative instruments related to approximately 50% of our forecasted natural gas purchases for the period of January 2010 through October 2010, approximately 16% of our forecasted natural gas purchases from November 2010 through March 2011, and approximately 6% of our forecasted natural gas purchases from April 2011 through October 2011. These derivatives include three-way collars and call spreads.

A three-way collar is a combination of options: a written put, a purchased call, and a written call. The purchased call establishes a maximum price unless the market price exceeds the written call, at which point the maximum price would be New York Mercantile Exchange (NYMEX) price less the difference between the purchased call and the written call strike price. The written put establishes a minimum price (the floor) for the volumes under contract. This strategy enables us to decrease the floor and the ceiling price of the collar beyond the range of a traditional collar while offsetting the associated cost with the sale of the written call. The following tables summarize our position related to these instruments as of December 31, 2009 (in millions of British thermal units, or mmBtu, per day):

	Three-Way Collars
	January 2010 Through March 2010

Volume hedged	6,000	8,500	4,000

Strike price of call sold	$12.00	$12.00	$11.00
Strike price of call bought	9.00	9.00	8.00
Strike price of put sold	6.50	5.35	4.60
Three-way collar premium	0.17	—	—

Approximate percent hedged	16%	23%	11%

	Three-Way Collars
	April 2010 Through October 2010		November 2010 Through March 2011	April 2011 Through October 2011

Volume hedged	5,500	9,500	4,000	1,000

Strike price of call sold	$12.00	$11.00	$11.00	$11.00
Strike price of call bought	9.00	8.00	8.00	8.00
Strike price of put sold	5.90	5.03	5.66	5.33
Three-way collar premium	—	—	—	—

Approximate percent hedged	18%	32%	11%	3%

A call spread is a combination of a purchased call and a written call. The purchased call establishes a maximum price unless the market exceeds the written call, at which point the maximum price would be the NYMEX price less the difference between the purchased call and the written call strike price plus any applicable net premium associated with the two options. The following tables summarize our position related to these instruments as of December 31, 2009 (in mmBtu per day):

	Call Spreads
	November 2010 Through March 2011	April 2011 Through October 2011

Volume hedged	2,000	1,000

Strike price of call sold	$11.00	$11.00
Strike price of call bought	8.00	8.00
Net cap premium	0.54	0.40

Approximate percent hedged	5%	3%

We have elected to account for these instruments as economic hedges. At December 31, 2009 and 2008, we recorded the fair value of the derivatives, or $1.4 million and $7.3 million, respectively, in “Accrued liabilities, Other” on our Consolidated Balance Sheet. During the years ended December 31, 2009 and 2008, we recorded the change in fair value of the instruments, or a $5.9 million gain and a $7.4 million loss, respectively, in “Materials, labor, and other operating expenses” in our Consolidated Statements of Income (Loss).

Foreign Currency Risk

While we are exposed to foreign currency risk in our operations, none of this risk was material to our financial position or results of operations as of December 31, 2009 and 2008.

Predecessor

During the Predecessor periods presented, Boise Cascade occasionally used interest rate swaps to hedge variable interest rate risk. Because debt and interest costs were not allocated to the Predecessor, the effects of the interest rate swaps were not included in the Predecessor consolidated financial statements.

Fair Value Measurements

We record our financial assets and liabilities, which consist of cash equivalents, short-term investments, and derivative financial instruments that are used to hedge exposures to interest rate and energy risks, at fair value. The fair value hierarchy under U.S. GAAP gives the highest priority to quoted market prices (Level 1) and the lowest priority to unobservable inputs (Level 3). In general, and where applicable, we use quoted prices in active markets for identical assets or liabilities to determine fair value (Level 1). In general, and where applicable, we use quoted prices in active markets for identical assets or liabilities to determine fair value (Level 1). If quoted prices in active markets for identical assets or liabilities are not available to determine fair value, we use quoted prices for similar assets and liabilities or inputs that are observable either directly or indirectly (Level 2). If quoted prices for identical or similar assets are not available or are unobservable, we may use internally developed valuation models, whose inputs include bid prices and third-party valuations utilizing underlying asset assumptions (Level 3). We enter into these hedges with large financial institutions, and we monitor their credit ratings to determine if any adjustments to fair value need to be made. No such adjustments were made in any period presented.

At December 31, 2009, fair value for these financial instruments was determined based on applicable interest rates, such as LIBOR, interest rate curves, and NYMEX price quotations under the terms of the contracts, using current market information as of the reporting date. The following table provides a summary of our assets and liabilities measured at fair value on a recurring basis and the inputs used to develop these estimated fair values under the fair value hierarchy discussed above (dollars, in thousands):

	Fair Value Measurements at December 31, 2009, Using:
	Total	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)

Assets:
Money market accounts (a)	$65,125	$65,125	$—	$—
Certificates of deposit (b)	10,023	10,023	—	—
Interest rate derivatives (c)	163	—	163	—
	$75,311	$75,148	$163	$—

Liabilities:
Energy derivatives (d)	$1,447	$—	$1,447	$—
	$1,447	$—	$1,447	$—

	Fair Value Measurements at December 31, 2008, Using:
	Total	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)

Assets:
Interest rate derivatives (c)	$341	$—	$341	$—
	$341	$—	$341	$—

Liabilities:
Energy derivatives (d)	$7,324	$—	$7,324	$—
	$7,324	$—	$7,324	$—

(a)           Recorded in “Cash and cash equivalents” on our Consolidated Balance Sheet.

(b)           Recorded in “Short-term investments” on our Consolidated Balance Sheet.

(c)           Recorded in “Other assets” on our Consolidated Balance Sheet.

(d)           Recorded in “Accrued liabilities, Other” on our Consolidated Balance Sheet.

As of December 31, 2009 and 2008, we did not have any fair value measurements using significant unobservable inputs (Level 3).

Tabular Disclosure of the Fair Values of Derivative Instruments and the Effect of Those Instruments
(dollars, in thousands)

	Fair Values of Derivative Instruments
	Asset Derivatives		Liability Derivatives
	December 31, 2009
	Balance Sheet Location	Fair Value	Balance Sheet Location	Fair Value

Derivatives designated as economic hedging instruments (a)
Interest rate contracts	Other assets	$163	Accrued liabilities	$—
Natural gas contracts	Other assets	—	Accrued liabilities	1,447
Total derivatives designated as economic hedging instruments		$163		$1,447

Total derivatives		$163		$1,447

	Fair Values of Derivative Instruments
	Asset Derivatives		Liability Derivatives
	December 31, 2008
	Balance Sheet Location	Fair Value	Balance Sheet Location	Fair Value

Derivatives designated as cash flow hedging instruments (b)
Interest rate contracts	Other assets	$250	Accrued liabilities	$—
Total derivatives designated as cash flow hedging instruments		$250		$—

Derivatives designated as economic hedging instruments (a)
Interest rate contracts	Other assets	$91	Accrued liabilities	$—
Natural gas contracts	Other assets	—	Accrued liabilities	7,324
Total derivatives designated as economic hedging instruments		$91		$7,324

Total derivatives		$341		$7,324

The Effect of Derivative Instruments on the Consolidated Statement of Income (Loss) for the Year Ended December 31, 2009
Derivatives Designated as Cash Flow Hedging Instruments (b)	Amount of Gain or (Loss) Recognized in OCI on Derivative (Effective Portion)	Location of Gain or (Loss) Reclassified from Accumulated OCI Into Income (Effective Portion)	Amount of Gain or (Loss) Reclassified from Accumulated OCI Into Income (Effective Portion)	Derivatives Designated as Economic Hedging Instruments (a)	Location of Gain or (Loss) Recognized in Income on Derivative	Amount of Gain or (Loss) Recognized in Income on Derivative

Interest rate contracts	$—	Interest income/expense	$338	Interest rate contracts	Change in fair value of interest rate derivatives	$568

				Natural gas contracts	Materials, labor, and other
					operating expenses	5,877
	$—		$338			$6,445

The Effect of Derivative Instruments on the Consolidated Statement of Income (Loss) for the Year Ended December 31, 2008
Derivatives Designated as Cash Flow Hedging Instruments (b)	Amount of Gain or (Loss) Recognized in OCI on Derivative (Effective Portion)	Location of Gain or (Loss) Reclassified from Accumulated OCI Into Income (Effective Portion)	Amount of Gain or (Loss) Reclassified from Accumulated OCI Into Income (Effective Portion)	Derivatives Designated as Economic Hedging Instruments (a)	Location of Gain or (Loss) Recognized in Income on Derivative	Amount of Gain or (Loss) Recognized in Income on Derivative

Interest rate contracts	$(760)	Interest income/expense	$—	Interest rate contracts	Change in fair value of interest rate derivatives	$(479)

					Materials, labor, and other
				Natural gas contracts	operating expenses	(7,445)
	$(760)		$—			$(7,924)

(a)                                  See discussion above for additional information on our purpose for entering into derivatives designated as economic hedges and our overall risk management strategies.

(b)                                 As of January 1, 2009, we no longer have interest rate derivatives designated as cash flow hedges. The amounts recorded in “Accumulated other comprehensive income (loss)” on our Consolidated Balance Sheet are being amortized to interest over the remaining life of the interest rate derivatives. During the year ended December 31, 2009, these derivatives were accounted for as economic hedges.

14.          Retirement and Benefit Plans

During all of the periods presented, some of our employees participated in our retirement plans, and some of the Predecessor’s employees participated in Boise Cascade’s retirement plans. These plans consist of noncontributory defined benefit pension plans, contributory defined contribution savings plans, deferred compensation plans, and postretirement healthcare benefit plans. Compensation expense was calculated based on costs directly attributable to our employees and, in the case of the Predecessor employees of the Paper Group, an allocation of expense related to corporate employees that serviced all Boise Cascade business units.

Defined Benefit Plans

Some of our employees participate in noncontributory defined benefit pension plans that were either transferred to us or spun off from Boise Cascade. The salaried defined benefit pension plan is available only to employees who were formerly employed by OfficeMax (known at the time as Boise Cascade Corporation) before November 2003. The pension benefit for salaried employees is based primarily on the employees’ years of service and highest five-year average compensation. The benefit for hourly employees is generally based on a fixed amount per year of service. The Predecessor treated participants in these plans as participants in multiemployer plans. Accordingly, the Predecessor did not reflect any assets or liabilities related to the noncontributory defined benefit pension plans on its Consolidated Balance Sheet. The Predecessor did, however, record costs associated with the employees who participated in these plans in its Consolidated Statements of Income (Loss). Expenses attributable to participation in noncontributory defined benefit plans for the years ended December 31, 2009 and 2008, and the Predecessor period of January 1 through February 21, 2008, and the year ended December 31, 2007, were $8.7 million, $8.3 million, $1.8 million, and $13.1 million, respectively.

In December 2008, we amended our defined benefit pension plan for salaried employees (Salaried Plan). This amendment freezes the accumulation of benefits and years of service for participants of the Salaried Plan effective April 15, 2009. This amendment also freezes benefits in the Boise Inc. Supplemental Plan (SUPP) and the Boise Inc. Supplemental Early Retirement Plan for Executive Officers (SERP). Because the Salaried Plan has unrecognized losses, the curtailment gain associated with this amendment was applied to partially offset those losses. However, we have recognized a $2.9 million gain on our SUPP and SERP plans because the curtailment gain exceeded our existing unrecognized losses. This gain is recognized in “Other (income) expense, net” in our Consolidated Statements of Income (Loss) for the year ended December 31, 2008.

Defined Contribution Plans

Some of our employees participate in contributory defined contribution savings plans, which covered most of our salaried and hourly employees. Expenses related to matching contributions attributable to participation in contributory defined contribution savings plans for the years ended December 31, 2009 and 2008, and the Predecessor period of January 1 through February 21, 2008, and the year ended December 31, 2007, were $10.0 million, $8.4 million, $2.1 million, and $9.3 million, respectively. Salaried employees hired after October 31, 2003, who are otherwise eligible to participate in these plans are eligible for additional discretionary company matching contributions based on a percentage approved each plan year. Beginning April 16, 2009, the company contributions for eligible salaried employees consisted of a nondiscretionary, nonmatching base contribution of 3% of eligible compensation plus a matching contribution. In addition, the Company may make additional discretionary nonmatching contributions each year. The company contribution structure for hourly employees varies.

Deferred Compensation Plans

Some of our employees participate in deferred compensation plans, in which key managers and nonaffiliated directors may irrevocably elect to defer a portion of their base salary and bonus or director’s fees until termination of employment or beyond. A participant’s account is credited with imputed interest at a rate equal to 130% of Moody’s composite average of yields on corporate bonds. In addition, participants other than directors may elect to receive their company contributions in the deferred compensation plan in lieu of any company contribution in the contributory defined contribution savings plan. The deferred compensation plans are unfunded; therefore, benefits are paid from general assets of the Company. At December 31, 2009 and 2008, we had $0.9 million and $0.6 million, respectively, of liabilities attributable to participation in our deferred compensation plan on our Consolidated Balance Sheet.

Postretirement Benefit Plans

Some of our and the Predecessor’s employees participated in Boise Cascade’s postretirement healthcare benefit plans. The type of retiree healthcare benefits and the extent of coverage vary based on employee classification, date of retirement, location, and other factors. All of the postretirement healthcare plans are unfunded. In 2007 and 2006, the Predecessor communicated to employees changes to the retiree healthcare programs. The Predecessor discontinued healthcare coverage for most of the post-65 retirees. In addition, the Predecessor eliminated the company subsidy for some of the pre-65 hourly retirees. This change shifts retiree medical costs to the plan participants. As a result of this change, the Predecessor recorded a $4.4 million gain in the Consolidated Statement of Income (Loss) for the year ended December 31, 2007. The postretirement benefit plans have a December 31 measurement date.

Obligations and Funded Status of Postretirement Benefits and Pensions

The following table, which includes only company-sponsored plans, reconciles the beginning (February 22, 2008, for 2008 plan year) and ending balances of our benefit obligation. It also shows the fair value of plan assets and aggregate funded status of our plans. The funded status changes from year to year based on the investment return from plan assets, contributions, and benefit payments and the discount rate used to measure the liability (dollars, in thousands):

	Pension Benefits		Other Benefits
	2009	2008	2009	2008

Change in benefit obligation
Benefit obligation at beginning of year (February 22, 2008, for 2008 plan year)	$396,692	$379,390	$2,490	$2,723
Service cost	6,891	9,226	4	3
Interest cost	24,314	20,881	47	98
Amendments	145	364	—	(77)
Actuarial (gain) loss	9,138	31,715	(1,725)	—
Closure and curtailment gain	—	(37,473)	—	—
Benefits paid	(13,218)	(7,411)	(44)	(257)
Benefit obligation at end of year	$423,962	$396,692	$772	$2,490

Change in plan assets
Fair value of plan assets at beginning of year (February 22, 2008, for 2008 plan year)	$248,084	$323,640	$—	$—
Actual return on plan assets	54,358	(68,210)	—	—
Employer contributions	12,298	65	—	—
Benefits paid	(13,218)	(7,411)	—	—
Fair value of plan assets at end of year	$301,522	$248,084	$—	$—

Over (under) funded status	$(122,440)	$(148,608)	$(772)	$(2,490)
Amounts recognized on our Consolidated Balance Sheet
Current liabilities	$(143)	$(1,317)	$(182)	$(670)
Noncurrent liabilities	(122,297)	(147,291)	(590)	(1,820)
Net amount recognized	$(122,440)	$(148,608)	$(772)	$(2,490)

Amounts recognized in Accumulated Other Comprehensive (Income) Loss (pretax) in our Consolidated Statement of Stockholders’ Equity consist of (dollars, in thousands):

	Pension Benefits		Other Benefits
	2009	2008	2009	2008

Net (gain) loss	$62,334	$84,600	$(413)	$(42)
Prior service cost	473	364	—	—
Net amount recognized	$62,807	$84,964	$(413)	$(42)

The accumulated benefit obligation for all defined benefit pension plans was $423.8 million and $393.2 million as of December 31, 2009 and 2008. All of our defined benefit pension plans have accumulated benefit obligations in excess of plan assets.

Components of Net Periodic Benefit Cost and Other Comprehensive (Income) Loss

The components of net periodic benefit cost and other comprehensive (income) loss (pretax) are as follows (dollars, in thousands):

	Pension Benefits				Other Benefits
	Boise Inc.		Predecessor		Boise Inc.		Predecessor
	Year Ended December 31, 2009	Year Ended December 31, 2008	January 1 Through February 21, 2008	Year Ended December 31, 2007	Year Ended December 31, 2009	Year Ended December 31, 2008	January 1 Through February 21, 2008	Year Ended December 31, 2007

Service cost	$6,891	$9,226	$1,566	$12,103	$4	$3	$—	$75
Interest cost	24,314	20,881	3,458	22,718	47	98	18	230
Expected return on plan assets	(23,269)	(20,398)	(3,452)	(23,173)	—	—	—	—
Amortization of actuarial (gain) loss	315	—	(21)	271	(1,344)	—	(12)	(34)
Amortization of prior service costs and other	36	—	194	1,190	—	—	—	—
Plan settlement curtailment (gain) loss	—	(1,749)	—	(46)	—	—	—	—
Company-sponsored plans	8,287	7,960	1,745	13,063	(1,293)	101	6	271
Multiemployer plans	382	327	75	—	—	—	—	—
Net periodic benefit costs	$8,669	$8,287	$1,820	$13,063	$(1,293)	$101	$6	$271
Changes in plan assets and benefit obligations recognized in other comprehensive (income) loss
Net (gain) loss	$(21,951)	$84,600	$—	$—	$(1,715)	$(42)	$—	$—
Prior service cost	145	364	—	—	—	—	—	—
Amortization of actuarial gain (loss)	(315)	—	—	—	—	—	—	—
Amortization of prior service cost	(36)	—	—	—	1,344	—	—	—
Total recognized in other comprehensive (income) loss	(22,157)	84,964	—	—	(371)	(42)	—	—
Total recognized in net periodic benefit cost and other comprehensive (income) loss	$(13,488)	$93,251	$1,820	$13,063	$(1,664)	$59	$6	$271

In 2010, we estimate net periodic pension expense will be $10.2 million. The 2010 net periodic pension expense will include $1.8 million of net loss and $0.1 million of prior service cost that will be amortized from “Accumulated other comprehensive income (loss)” on our Consolidated Statement of Stockholders’ Equity.

Assumptions

The assumptions used in accounting for the plans are estimates of factors that will determine, among other things, the amount and timing of future benefit payments. The following table presents the assumptions used in the measurement of our benefits obligation:

	Pension Benefits			Other Benefits
	December 31, 2009	December 31, 2008	February 22, 2008	December 31, 2009	December 31, 2008	February 22, 2008

Weighted average
Discount rate	6.10%	6.20%	6.50%	4.60%	5.70%	5.50%
Rate of compensation increase	—%	4.25%	4.25%	—%	—%	—%

The following table presents the assumptions used in the measurement of net periodic benefit cost:

	Pension Benefits				Other Benefits
	Boise Inc.		Predecessor		Boise Inc.		Predecessor
	Year Ended December 31, 2009	Year Ended December 31, 2008	January 1 Through February 21, 2008	Year Ended December 31, 2007	Year Ended December 31, 2009	Year Ended December 31, 2008	January 1 Through February 21, 2008	Year Ended December 31, 2007

Weighted average assumptions as of the last day in the presented period
Discount rate	6.20%	6.50%	6.40%	5.90%	5.70%	5.70%	5.50%	5.75%
Expected long-term rate of return on plan assets	7.25%	7.25%	7.25%	7.25%	—%	—%	—%	—%
Rate of compensation Increase	—%	4.25%	4.25%	4.25%	—%	—%	—%	—%

Discount Rate Assumption. In all periods presented, the discount rate assumption was determined using a spot rate yield curve constructed to replicate Aa-graded corporate bonds. The Aa-graded bonds included in the yield curve reflect anticipated investments that would be made to match the expected monthly benefit payments over time and do not include all Aa-graded corporate bonds. The plan’s projected cash flows were duration-matched to this yield curve to develop an appropriate discount rate.

Asset Return Assumption. The expected long-term rate of return on plan assets was based on a weighted average of the expected returns for the major investment asset classes. Expected returns for the asset classes are based on long-term historical returns, inflation expectations, forecasted gross domestic product, earnings growth, and other economic factors. The weights assigned to each asset class were based on the investment strategy. The weighted average expected return on plan assets we will use in our calculation of 2010 net periodic benefit cost is 7.25%. In 2009, plan assets performed well above the long-term return assumption.

Rate of Compensation Increases. Salaried pension benefits are frozen, so the compensation increase assumption is not applicable. Negotiated compensation increases are reflected in the projected benefit obligation for certain hourly employees with salary-related benefits. Historically, this assumption reflected long-term actual experience, the near-term outlook, and assumed inflation.

The following table presents our assumed healthcare cost trend rates at December 31, 2009 and 2008:

	2009	2008
Weighted average assumptions:
Healthcare cost trend rate assumed for next year	8.50%	9.00%
Rate to which the cost trend rate is assumed to decline (the ultimate trend rate)	6.50%	5.00%

Year that the rate reaches the ultimate trend rate	2025	2017

Assumed healthcare cost trend rates affect the amounts reported for the healthcare plans. At December 31, 2009, a one-percentage-point change in our assumed healthcare cost trend rate would not significantly affect our total service or interest costs or our postretirement benefit obligation.

Investment Policies and Strategies

At December 31, 2009, 52% of our pension plan assets were invested in equity securities, and 48% were invested in fixed-income securities. The general investment objective for all of our plan assets is to optimize growth of the pension plan trust assets, while minimizing the risk of significant losses in order to enable the plans to satisfy their benefit payment obligations over time. The objectives take into account the long-term nature of the benefit obligations, the liquidity needs of the plans, and the expected risk/return trade-offs of the asset classes in which the plans may choose to invest. The Retirement Funds Investment Committee is responsible for establishing and overseeing the implementation of our investment policy. Russell Investments (Russell) oversees the active management of our pension investments in order to achieve broad diversification in a cost-effective manner. At December 31, 2009, our investment policy governing our relationship with Russell allocated 48% to long-duration fixed-income securities, 33% to large-capitalization U.S. equity securities, 12% to international equity securities, and 7% to small- and mid-capitalization U.S. equity securities. Our arrangement with Russell requires monthly rebalancing to the policy targets noted above.

Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility risk, all of which are subject to change. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term, and such changes could materially affect the reported amounts.

Fair Value Measurements of Plan Assets

The defined benefit plans hold an interest in the Boise Paper Holdings, L.L.C., Master Pension Trust (Master Trust). The assets in the Master Trust are invested in common and collective trusts that hold several mutual funds invested in U.S. equities, international equities, and fixed-income securities managed by Russell Trust Company.

The following table sets forth by level, within the fair value hierarchy, the pension plan assets, by major asset category, at fair value at December 31, 2009 (dollars, in thousands):

	Quoted Prices in Active Market for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2) (a)	Significant Unobservable Inputs (Level 3)	Total

Equity securities:
Large cap U.S. equity securities (b)	$—	$99,614	$—	$99,614
Small- and mid-cap U.S. equity securities (c)	—	21,262	—	21,262
International equity securities (d)	—	35,861	—	35,861
Fixed-income securities (e)	—	144,011	—	144,011
Total securities at fair value	—	300,748	—	300,748
Receivables and accruals, net				774
Total fair value of plan assets				$301,522

(a)                                  Investments are mutual funds managed by Russell Trust Company. The funds are valued at the net asset value (NAV) provided by Russell Trust Company, the administrator of the funds. The NAV is based on the value of the assets owned by the fund, less liabilities at year-end. While the underlying assets are actively traded on an exchange, the funds are not.

(b)                                 Our investments in this category are invested in the Russell Equity I Fund. The fund seeks higher long-term returns that exceed the Russell 1000 Index by investing in common stocks that rank among the largest 1,000 companies in the U.S. stock market.

(c)                                  Our investments in this category are invested in the Russell Equity II Fund. The fund seeks high, long-term returns that exceed the Russell 2500 Index by investing in the smaller capitalization stocks of the U.S. stock market.

(d)                                 Our investments in this category are invested in the Russell International Fund. The fund benchmarks against the MSCI European, Australian, and Far East (EAFE) Index and seeks high, long-term returns comparable to the broad international stock market by investing in non-U.S. companies from the developed countries around the world. The fund participates primarily in the stock markets of Europe and the Pacific Rim.

(e)                                  Our investments in this category are invested in the Russell Long Duration Fixed Income Fund (Long Duration Fund) and Russell Long Credit Fixed Income Fund (Long Credit Fund). The Long Duration Fund seeks to achieve above-average consistency in performance relative to the Barclays Capital U.S. Long Government/Credit Bond Index by combining manager styles and strategies with different payoffs over various phases of an investment cycle. The Long Credit Fund seeks to achieve above-average consistency in performance relative to the Barclays Capital Long Credit Index and is generally used with other bond funds, such as the Long Duration Fund, to gain additional credit exposure to asset portfolios. Both funds are designed to provide maximum total return through diversified strategies, including sector rotation, modest interest rate timing, security selection, and tactical use of high-yield and emerging markets bonds.

Cash Flows

In connection with the Acquisition, Boise Cascade transferred sufficient assets to fund Boise Inc.’s accumulated benefit obligation at a 6.5% discount rate, and as a result, we were not required to and did not make contributions to the qualified pension plans during 2008. Pension funding requirements depend in part on returns on plan assets. As of December 31, 2009 and 2008, our pension assets had a market value of $302 million and $248 million, respectively. Assuming a rate of return on plan assets of 7.25% in 2010 and 2011, we estimate that we would be required to contribute approximately $2 million in 2010 and approximately $22 million in 2011. The amount of required contributions will depend, among other things, on actual returns on plan assets, changes in interest rates that affect our discount rate assumptions, changes in pension funding requirement laws, and modifications to our plans. Our estimates may change materially depending upon the impact of these and other factors. Changes in the financial markets may require us to make larger than previously anticipated contributions to our pension plans. We may also elect to make additional voluntary contributions in any year, which could reduce the amount of required contributions in future years. For the year ended December 31, 2009, we made $11 million of cash contributions to our qualified pension plans. Additionally, we made cash contributions and certain benefit payments to our nonqualified pension plans and other postretirement benefit plans totaling $2.0 million.

The following benefit payments (dollars, in thousands), which reflect expected future service as appropriate, are expected to be paid. Qualified pension benefit payments are paid from plan assets, while nonqualified pension and other benefit payments are paid by the Company.

	Pension Benefits	Other Benefits

2010	$14,536	$183
2011	16,879	142
2012	19,451	117
2013	21,842	100
2014	24,284	71
Years 2015-2019	152,493	174

15.          Stockholders’ Equity

Preferred Stock

We are authorized to issue 1,000,000 shares of preferred stock with such designations, voting, and other rights and preferences as may be determined from time to time by the board of directors. No shares were issued or outstanding at December 31, 2009 and 2008.

Common Stock

We are authorized to issue 250,000,000 shares of common stock, of which 84,418,691 shares were issued and outstanding at December 31, 2009. Of these shares outstanding, 6,525,052 shares were restricted stock (discussed below). At December 31, 2008, we had 79,716,130 shares of common stock issued and outstanding, of which 2,426,100 shares were restricted stock. The common stock outstanding does not include restricted stock units.

On February 5, 2008, stockholders owning 12,543,778 shares exercised their conversion rights and voted against the Acquisition. Such stockholders were entitled to receive their per-share interest in the proceeds from our initial public offering, which had been held in trust. Of these 12,543,778 shares, 12,347,427 shares were presented for conversion. The remaining shares not presented remain outstanding. In connection with the Acquisition, we paid $120.2 million from our cash held in trust to these stockholders. The remaining cash held in trust was used to effect the Acquisition.

Warrants

In connection with our public offering in June 2007, we issued 41,400,000 units (the Units). Each Unit consists of one share of our common stock and one Redeemable Common Stock Purchase Warrant (the Warrants). Each Warrant entitles the holder to purchase one share of common stock at an exercise price of $7.50 and expires on June 18, 2011. We may redeem the Warrants, at a price of $0.01 per Warrant, upon 30 days’ notice while the Warrants are exercisable, only in the event that the last sale price of the common stock is at least $14.25 per share for any 20 trading days within a 30-trading-day period ending on the third day prior to the date on which notice of redemption is given.

Simultaneously with the consummation of the public offering, Aldabra 2 Acquisition Corp.’s chairman and chief executive officer privately purchased a total of 3,000,000 warrants (the Insider Warrants) at $1.00 per warrant (for an aggregate purchase price of $3,000,000). The amount paid for the Insider Warrants approximated fair value on the date of issuance. All of the proceeds received from these purchases were placed in cash held in trust. The Insider Warrants purchased were identical to the Warrants underlying the Units issued in the public offering except that the Insider Warrants may not be called for redemption and may be exercisable on a “cashless basis,” at the holder’s option, so long as such securities are held by such purchaser or his affiliates. At December 31, 2009 and 2008, 44,400,000 warrants were outstanding, including 3,000,000 Insider Warrants.

Restricted Stock and Restricted Stock Units

In our consolidated financial statements, we evaluate share-based compensation for awards granted under the Boise Inc. Incentive and Performance Plan (the Plan) on a quarterly basis based on our estimate of expected restricted stock forfeiture, review of recent forfeiture activity, and expected future turnover. We recognize the effect of adjusting the forfeiture rate for all expense amortization in the period that we change the forfeiture estimate. The effect of forfeiture adjustments during the years ended December 31, 2009 and 2008, was zero.

On April 23, 2009, our stockholders approved a Plan Amendment that increased the number of shares available for issuance under the Plan from 5,175,000 to 17,175,000.

Service-Condition Vesting Awards

In March 2009, pursuant to the Plan, we granted to directors and members of management 4.6 million shares of restricted stock and 1.2 million restricted stock units (collectively restricted stock) subject to stockholder approval of the Plan Amendment described above. The 2.0 million shares of restricted stock granted to the directors are earned on a pro rata basis through March 15, 2010, and vest upon the earlier of (i) their departure from the board (vesting pro rata based on time served) or (ii) March 15, 2010 (full vesting). The grants to members of management vest as follows: one-fifth on March 15, 2010, one-fifth on March 15, 2011, and three-fifths on March 15, 2012, subject to EBITDA goals. Any shares not vested on or before March 15, 2012, will be forfeited.

In May 2008, directors and members of management were granted awards of 0.4 million and 0.8 million shares, respectively, of restricted stock subject to service-condition vesting. The restricted stock granted to directors vested on March 2, 2009. Additionally, one-third of the management grants subject to service-condition vesting restrictions also vested on March 2, 2009. The remaining grants subject to service-condition vesting restrictions vest equally on February 28, 2010, and February 28, 2011, subject to EBITDA goals. Any shares not vested on or before February 28, 2011, will be forfeited.

Market-Condition Vesting Awards

In May 2008, members of management were granted 1.9 million shares of restricted stock, subject to market-based vesting restrictions. Of this 1.9 million, 0.7 million will vest on February 28, 2011, if the closing price of Boise Inc. stock has been at least $10 per share for at least 20 trading days in any period of 30 consecutive trading days between the grant date and February 28, 2011. The weighted average grant-date fair value of these awards was $2.03 per share. The remaining 1.2 million shares of the restricted stock grants will vest on February 28, 2011, if the closing price of Boise Inc. stock has been at least $12.50 per share for at least 20 trading days in any period of 30 consecutive trading days between the grant date and February 28, 2011. The weighted average grant-date fair value of these awards was $1.57 per share. Any shares not vested on February 28, 2011, will be forfeited.

Compensation Expense

We recognize compensation expense for the restricted stock based on the fair value on the date of the grant, as described below. Compensation expense is recognized ratably over the vesting period for the restricted stock grants that vest over time and ratably over the award period for the restricted stock grants that vest based on the closing price of Boise Inc. stock, as discussed above. During the years ended December 31, 2009 and 2008, we recognized $3.5 million and $3.1 million, respectively, of compensation expense. Most of these costs were recorded in “General and administrative expenses” in our Consolidated Statement of Income (Loss).

Fair Value Measurement

The fair value of service-condition restricted stock is determined based on the number of shares or units granted and the quoted price of our stock at the date of grant and is expensed on a straight-line basis over the vesting period. The fair value on the date of grant was $0.43 per share for the 2009 restricted stock grants and $4.16 per share for the 2008 grants. Compensation expense is adjusted if the service condition is not met.

The equity grants that vest based on the stock price of Boise Inc. are market-condition grants. Because the market-based restrictions represent a more difficult threshold to meet before payout, with greater uncertainty that the market condition will be satisfied, these awards have a lower fair value than those that vest based primarily on the passage of time. However, compensation expense is required to be recognized for an award regardless of when, if ever, the market condition is satisfied. We determined the fair value on the date of grant of the market-condition awards that vest based on the stock price of Boise Inc. at $10 per share and $12.50 per share to be approximately $2.03 per share and $1.57 per share, respectively. The fair value of market-condition restricted stock or units is estimated at the grant date using a Monte Carlo simulation. We assumed a risk-free rate of 2.59%, an expected stock volatility of 58.60%, and a stock price for Boise Inc.’s common shares of $4.16 per share. The $4.16-per-share value is based on Boise Inc.’s closing stock price on the date of grant. Expense is recognized on a straight-line basis over the service period.

The following summarizes the activity of our outstanding service- and market-condition restricted stock and units awarded under the Plan as of December 31, 2009 and 2008, and changes during the years ended December 31, 2009 and 2008 (number of shares and aggregate fair value, in thousands):

	Service-Condition Vesting Awards			Market-Condition Vesting Awards
	Number of Shares	Weighted Average Grant-Date Fair Value	Aggregate Fair Value	Number of Shares	Weighted Average Grant-Date Fair Value	Aggregate Fair Value

Outstanding at January 1, 2008	—	$—	$—	—	$—	$—

Granted	1,185	4.16	4,927	1,929	1.75	3,368
Vested (a)	(30)	4.16	(125)	—	—	—
Forfeited	(12)	4.16	(48)	(13)	1.75	(23)
Outstanding at December 31, 2008 (b)	1,143	$4.16	$4,754	1,916	$1.75	$3,345

Granted	5,841	0.43	2,512	—	—	—
Vested (a)	(604)	4.16	(2,511)	—	—	—
Forfeited	(49)	1.27	(63)	(32)	1.75	(56)
Outstanding at December 31, 2009 (b) (c)	6,331	$0.74	$4,692	1,884	$1.75	$3,289

(a)                                  We repurchase for cash any fractional shares as they vest. During the years ended December 31, 2009 and 2008, we repurchased 24.33 shares and no shares, respectively.

(b)           Outstanding awards included all nonvested and nonforfeited awards

(c)                                  The remaining weighted average contractual term is approximately 1.6 years for the service-condition awards and 1.3 years for the market-condition awards.

At December 31, 2009, we had approximately $2.6 million and $1.3 million of total unrecognized compensation cost related to the nonvested service-condition and market-condition restricted stock grants, respectively, under the Plan. The cost is expected to be recognized generally over a weighted average period of 2.3 years and 3.0 years for the service-condition and market-condition awards, respectively. Unrecognized compensation expense is calculated net of estimated forfeitures of $0.1 million. During the year ended December 31, 2009, we recognized $3.5 million of compensation expense, of which $2.4 million related to the grant-date fair value of service-condition awards vested through December 31, 2009, and $1.1 million related to the market-condition awards that generally vest on February 28, 2011. During the year ended December 31, 2008, we recognized $3.1 million of compensation expense, of which $2.2 million related to the grant-date fair value of service-condition awards vested through December 31, 2008, and $0.9 million related to the market-condition awards that generally vest on February 28, 2011. The net income tax benefit associated with restricted stock awards was $0.3 million and $0.4 million for the years ended December 31, 2009 and 2008, respectively.

Dividends

Our ability to pay dividends is restricted by our senior secured credit facilities as well as Delaware law and state regulatory authorities. Under Delaware law, our board of directors may not authorize payment of a dividend unless it is either paid out of our capital surplus, as calculated in accordance with the Delaware General Corporation Law, or if we do not have a surplus, it is paid out of our net profits for the fiscal year in which the dividend is declared and/or the preceding fiscal year. To the extent we do not have adequate surplus or net profits, we will be prohibited from paying dividends. We have not paid any cash dividends on our common stock to date.

Accumulated Other Comprehensive Income (Loss)

Accumulated other comprehensive income (loss) includes the following (dollars, in thousands):

			Unfunded Accumulated		Accumulated
	Investment	Cash	Benefit Obligation		Other
	Gains (Losses)	Flow Hedges	Actuarial Loss (a)	Prior Service Cost (a)	Comprehensive Income (Loss)

Balance at December 31, 2007, net of taxes	$—	$—	$—	$—	$—

Current-period changes, before taxes	—	(760)	(84,558)	(364)	(85,682)
Reclassifications to earnings, before taxes	—	—	—	—	—
Income taxes	—	—	—	—	—
Balance at December 31, 2008, net of taxes	$—	$(760)	$(84,558)	$(364)	$(85,682)

Current-period changes, before taxes	(5)	—	23,665	(145)	23,515
Reclassifications to earnings, before taxes	—	338	(1,029)	36	(655)
Income taxes	—	(131)	(8,656)	56	(8,731)
Balance at December 31, 2009, net of taxes	$(5)	$(553)	$(70,578)	$(417)	$(71,553)

(a)                                  The 2010 net periodic pension expense will include $1.8 million of net loss and $0.1 million of prior service cost that will be amortized from “Accumulated other comprehensive income (loss)” on Our Consolidated Statement of Stockholders’ Equity.

Predecessor

During the Predecessor periods presented, equity compensation was granted to the Predecessor’s employees under Boise Cascade’s equity compensation plans. During the Predecessor periods of January 1 through February 21, 2008, and the year ended December 31, 2007, the Predecessor recognized $0.2 million and $1.7 million, respectively, of compensation expense, most of which was recorded in “General and administrative expenses” in the Consolidated Statements of Income (Loss).

16.          Acquisition of Boise Cascade’s Paper and Packaging Operations

On February 22, 2008, Aldabra 2 Acquisition Corp. completed the Acquisition the Paper Group and other assets and liabilities related to the operation of the paper, packaging and newsprint, and transportation businesses of the Paper Group and part of the headquarters operations of Boise Cascade for cash and securities. Aldabra 2 Acquisition Corp. acquired four pulp and paper mills, one paper mill, five corrugated container plants, a corrugated sheet feeder plant, and two paper distribution facilities, all located in the U.S. Subsequent to the Acquisition, Aldabra 2 Acquisition Corp. changed its name to Boise Inc.

The purchase price was paid with cash, the issuance of shares of our common stock, and a note payable. These costs, including direct transaction costs and purchase price adjustments, are summarized as follows (dollars, in thousands):

February 22, 2008

Cash paid to Boise Cascade	$1,252,281
Cash paid to Boise Cascade for financing and other fees	24,915
Less: cash contributed by Boise Cascade	(38,000)
Net cash	1,239,196

Equity at $9.15 average price per share	346,395
Lack of marketability discount	(41,567)
Total equity	304,828

Note payable to Boise Cascade at closing	41,000
Working capital adjustment	17,334
Total note payable to Boise Cascade	58,334

Fees and expenses	61,785

Total purchase price	$1,664,143

The following table summarizes the fair value allocation of the assets acquired and liabilities assumed in the Acquisition as adjusted (dollars, in thousands):

February 22, 2008, Fair Value

Current assets	$571,936
Property and equipment	1,306,070
Fiber farms and deposits	11,006
Intangible assets:
Trademarks and trade names	16,800
Customer list	13,700
Technology	6,860
Deferred financing costs	81,898
Other long-term assets	4,465
Current liabilities	(246,928)
Long-term liabilities	(101,664)
Total purchase price	$1,664,143

Upon completion of the transaction, Boise Cascade owned 37.9 million, or 49%, of our outstanding shares. Boise Cascade continues to hold a significant interest in us. At December 31, 2009, Boise Cascade owned 21.7% of our common stock. On December 15, 2009, Boise Cascade announced its intention to further reduce its holdings by an additional 8 million shares by entering into a trading plan under SEC rules. Sales under this trading plan commenced February 16, 2010.

17.          St. Helens Mill Restructuring

In November 2008, we announced the restructuring of our paper mill in St. Helens, Oregon, permanently halting pulp production at the plant and reducing annual paper production capacity by approximately 200,000 short tons and market pulp capacity at the St. Helens and Wallula, Washington, mills. The restructuring was primarily the result of declining product demand coupled with continuing high costs. The restructuring was substantially complete in January 2009. We have permanently ceased paper production on machines #1 and #4 at the mill. Paper machine #2 at St. Helens continues to operate, manufacturing primarily printing papers and flexible packaging papers. The #3 machine, which is owned by Cascades Tissue Group, also continues to operate. The permanent capacity reductions resulted in the loss of approximately 330 jobs at the St. Helens mill and 36 jobs in related sales, marketing, and logistics functions elsewhere in the Company. Eligible salaried employees were offered severance packages and outplacement assistance. We will employ approximately 140 employees at the mill after restructuring. At December 31, 2009, we had terminated approximately 360 employees.

For the years ended December 31, 2009 and 2008, we recorded a pretax charge of $5.8 million and $37.6 million, respectively, associated with the restructuring in “St. Helens mill restructuring” in the Consolidated Statements of Income (Loss). These costs are recorded in our Paper segment. For the year ended December 31, 2009, these charges included decommissioning costs and other miscellaneous costs related to the restructuring of the mill. For the year ended December 31, 2008, $28.8 million related to noncash expenses. Of the $37.6 million of expense in 2008, $7.8 million related to the write-down of inventory and was recorded in “Materials, labor, and other operating expenses” in the Consolidated Statement of Income (Loss). We recorded the remaining $29.8 million of restructuring costs in “St. Helens mill restructuring” in the Consolidated Statement of Income (Loss). For the year ended December 31, 2008, the costs included asset write-downs for plant and equipment at the St. Helens mill, employee-related severance costs, pension curtailment losses, and other miscellaneous costs related to the restructuring of the mill. At December 31, 2009, we had $0.5 million of severance liabilities included in “Accrued liabilities, Compensation and benefits” on the Consolidated Balance Sheet.

An analysis of total restructuring-related activity as of December 31, 2009, is as follows (dollars, in thousands):

	Noncash Expense	Cash Expense	Total Expenses

Inventory write-down	$7,788	$—	$7,788
Asset write-down	19,825	—	19,825
Employee-related costs	—	8,433	8,433
Pension curtailment loss	1,165	—	1,165
Other	—	357	357
December 31, 2008	28,778	8,790	37,568

Decommissioning costs	—	5,490	5,490
Other	—	315	315
December 31, 2009	—	5,805	5,805

Total activity as of December 31, 2009	$28,778	$14,595	$43,373

We expect to spend approximately $1.6 million during 2010 and $1.0 million in 2011 in decommissioning and other costs. During the year ended December 31, 2009, we spent $5.8 million for these costs, which are recorded in “St. Helens mill restructuring” in our Consolidated Statements of Income (Loss). These expenses are recorded when the liability is incurred.

18.          Segment Information

Boise Inc., headquartered in Boise, Idaho, operates its business in three reportable segments: Paper, Packaging, and Corporate and Other (support services). These segments represent distinct businesses that are managed separately because of differing products and services. Each of these businesses requires distinct operating and marketing strategies. Management reviews the performance of the Company based on these segments.

Paper. Our Paper segment manufactures and sells uncoated freesheet paper (including commodity and premium cut-size office papers); a range of packaging papers (including label and release papers, flexible packaging papers, and corrugating medium); commodity and premium printing and converting papers (including commercial printing papers, envelope papers, and form-related products); and market pulp. Many of these paper products are commodity products, while others have specialized features that make these products premium and specialty grades. Our premium grades include 100% recycled, high-bright, and colored cut-size office papers, and our specialty grades include custom-developed papers for such uses as label and release and flexible food packaging. We ship to customers both directly from our mills and through distribution centers. In 2009, approximately 41% of our uncoated freesheet paper sales volume, including approximately 63% of our office papers sales volume, was sold to OfficeMax.

Packaging. Our Packaging segment manufactures and sells containerboard (linerboard) and newsprint at our mill in DeRidder, Louisiana. We also operate five corrugated container plants in the Northwest, a sheet plant in Reno, Nevada, and a sheet feeder plant in Waco, Texas. Our corrugated containers are used primarily in the packaging of fresh fruit and vegetables, processed food, and beverages, as well as industrial and consumer products. Our Waco, Texas, plant, known as Central Texas Corrugated, or CTC, produces corrugated sheets that are sold to sheet plants in the Southwest, where they are converted into corrugated containers for a variety of customers. Our containerboard and corrugated products are sold by our own sales personnel and by brokers.

Until late February 2009, we marketed our newsprint through Abitibi Consolidated Sales Corporation (ACSC), an indirect subsidiary of AbitibiBowater Inc. (AbitibiBowater), pursuant to an arrangement whereby ACSC purchased all of the newsprint we produce. ACSC sold our newsprint primarily in regional markets near our DeRidder, Louisiana, manufacturing facility. In late February 2009, we terminated our arrangement with ACSC and since that time have sold our newsprint production through our own sales personnel primarily to newspaper publishers in the southern U.S.

Corporate and Other. Our Corporate and Other segment includes primarily corporate support services, related assets and liabilities, and foreign exchange gains and losses. During the Predecessor periods presented, the Corporate and Other segment included primarily an allocation of Boise Cascade corporate support services and related assets and liabilities. These support services included, but were not limited to, finance, accounting, legal, information technology, and human resource functions. This segment also includes transportation assets, such as rail cars and trucks, which we use to transport our products from our manufacturing sites. Rail cars and trucks are generally leased. We provide transportation services not only to our own facilities but also, on a limited basis, to third parties when geographic proximity and logistics are favorable. During the years ended December 31, 2009 and 2008, segment sales related primarily to our rail and truck business were $63.8 million and $67.7 million, respectively. During the Predecessor period of January 1 through February 21, 2008, and for the year ended December 31, 2007, these sales were $8.5 million and $58.9 million, respectively.

In connection with the Acquisition, we entered into a services agreement under which we provide a number of corporate staff services to Boise Cascade at our cost. These services include information technology, accounting, and human resource services. The initial term of the agreement is for three years and will expire on February 22, 2011. It will automatically renew for one-year terms unless either party provides notice of termination to the other party at least 12 months in advance of the applicable term. For the years ended December 31, 2009 and 2008, we recorded $15.0 million and $12.1 million, respectively, in “Sales, Related parties.”

The segments’ profits and losses are measured on operating profits before change in fair value of interest rate derivatives, interest expense, and interest income. Specified expenses are allocated to the segments. For many of these allocated expenses, the related assets and liabilities remain in the Corporate and Other segment.

The segments follow the accounting principles described in Note 2, Summary of Significant Accounting Policies.

Export sales to foreign unaffiliated customers were $180.3 million in 2009, $212.8 million in 2008, and $40.8 million and $222.1 million during the Predecessor period of January 1 through February 21, 2008, and the year ended December 31, 2007, respectively. In all periods presented, net sales were generated domestically, and long-lived assets were held by domestic operations.

Segment sales to external customers by product line are as follows (dollars, in millions):

	Boise Inc.			Predecessor
	Year Ended December 31, 2009	Year Ended December 31, 2008	February 1 (Inception) Through December 31, 2007	January 1 Through February 21, 2008	Year Ended December 31, 2007
Paper
Uncoated freesheet	$1,289.8	$1,240.9	$—	$224.2	$1,392.1
Containerboard (medium)	0.1	0.2	—	0.1	1.5
Market pulp and other	73.5	101.9	—	20.1	139.3
	1,363.4	1,343.0	—	244.4	1,532.9

Packaging
Containerboard (linerboard)	88.6	88.6	—	16.5	104.3
Newsprint	98.4	203.2	—	29.8	217.1
Corrugated containers and sheets	347.7	324.3	—	53.1	364.5
Other	51.2	84.3	—	13.7	94.5
	585.9	700.4	—	113.1	780.4

Corporate and Other	28.9	27.2	—	2.4	19.3
	$1,978.2	$2,070.6	$—	$359.9	$2,332.6

An analysis of our operations by segment is as follows (dollars, in millions):

Boise Inc.

					Income		Depreciation,
	Sales				(Loss)		Amortization,
		Related	Inter-		Before		and			Capital
	Trade	Parties	segment	Total	Taxes		Depletion	EBITDA(e)		Expenditures	Assets

Year Ended December 31, 2009
Paper	$1,363.4	$—	$56.6	$1,420.0	$262.7	(a)	$85.2	$347.8	(a)	$51.0	$1,249.8
Packaging	560.4	25.5	2.5	588.4	67.1	(a)	42.2	109.3	(a)	23.1	497.9
Corporate and Other	11.6	17.3	34.9	63.8	(21.5	)(a)	4.1	(17.3	)(a)	3.0	239.5
	1,935.4	42.8	94.0	2,072.2	308.3		131.5	439.8		77.1	1,987.2
Intersegment eliminations	—	—	(94.0)	(94.0)	—		—	—		—	(91.4)
Change in fair value of interest rate derivatives	—	—	—	—	0.6		—	—		—	—
Loss on extinguishment of debt	—	—	—	—	(44.1)		—	(44.1)		—	—
Interest expense	—	—	—	—	(83.3)		—	—		—	—
Interest income	—	—	—	—	0.4		—	—		—	—
	$1,935.4	$42.8	$—	$1,978.2	$181.9		$131.5	$395.7		$77.1	$1,895.8

Boise Inc.

					Income		Depreciation,
	Sales				(Loss)		Amortization,
		Related	Inter-		Before		and			Capital
	Trade	Parties	segment	Total	Taxes		Depletion	EBITDA(e)		Expenditures	Assets

Year Ended December 31, 2008
Paper	$1,343.0	$—	$60.7	$1,403.7	$32.7	(b)	$71.7	$104.3	(b)	$42.8	$1,310.4
Packaging	635.5	64.9	3.3	703.7	21.1	(b)	35.1	56.2	(b)	43.5	558.3
Corporate and Other	11.7	15.5	40.5	67.7	(18.6	)(b)	3.2	(15.4	)(b)	4.3	156.4
	1,990.2	80.4	104.5	2,175.1	35.2		110.0	145.1		90.6	2,025.1
Intersegment eliminations	—	—	(104.5)	(104.5)	—		—	—		—	(36.8)
Change in fair value of interest rate derivatives	—	—	—	—	(0.5)		—	—		—	—
Interest expense	—	—	—	—	(91.2)		—	—		—	—
Interest income	—	—	—	—	2.2		—	—		—	—
	$1,990.2	$80.4	$—	$2,070.6	$(54.3)		$110.0	$145.1		$90.6	$1,988.3
February 1 (Inception) Through December 31, 2007
Paper	$—	$—	$—	$—	$—		$—	$—		$—	$—
Packaging	—	—	—	—	—		—	—		—	—
Corporate and Other	—	—	—	—	(0.3)		—	(0.3)		—	407.6
	—	—	—	—	(0.3)		—	(0.3)		—	407.6
Intersegment eliminations	—	—	—	—	—		—	—		—	—
Interest income	—	—	—	—	10.4		—	—		—	—
	$—	$—	$—	$—	$10.1		$—	$(0.3)		$—	$407.6

Predecessor

	Sales				Income (Loss)		Depreciation, Amortization,
	Trade	Related Parties	Inter- segment	Total	Before Taxes		and Depletion		EBITDA(e)		Capital Expenditures	Assets

January 1 Through February 21, 2008
Paper	$154.4	$90.0	$9.1	$253.5	$20.7		$0.3		$21.1		$5.0
Packaging	102.2	10.9	0.4	113.5	5.7		0.1		5.7		5.2
Corporate and Other	1.8	0.6	6.1	8.5	(3.2)		0.1		(3.1)		—
	258.4	101.5	15.6	375.5	23.2		0.5		23.7		10.2
Intersegment eliminations	—	—	(15.6)	(15.6)	—		—		—		—
Interest income	—	—	—	—	0.2		—		—		—
	$258.4	$101.5	$—	$359.9	$23.4		$0.5		$23.7		$10.2

Year Ended December 31, 2007
Paper	$917.2	$615.7	$63.3	$1,596.2	$133.5	(d)	$45.0	(c)	$178.5	(d)	$103.4	$1,265.6
Packaging	705.1	75.3	2.7	783.1	40.1	(d)	37.7	(c)	77.8	(d)	38.2	579.1
Corporate and Other	14.3	5.0	39.6	58.9	(11.9)	(d)	1.9	(c)	(10.0)	(d)	0.2	12.4
	1,636.6	696.0	105.6	2,438.2	161.7		84.6		246.3		141.8	1,857.1
Intersegment eliminations	—	—	(105.6)	(105.6)	—		—		—		—	(11.4)
Interest income	—	—	—	—	0.7		—		—		—	—
	$1,636.6	$696.0	$—	$2,332.6	$162.4		$84.6		$246.3		$141.8	$1,845.7

(a)           Included $5.8 million of expense recorded in the Paper segment associated with the restructuring of the St. Helens mill.

Included $5.9 million of income related to the impact of energy hedges, of which $4.8 million was recorded in the Paper segment and $1.1 million was recorded in the Packaging segment.

Included $149.9 million of income recorded in the Paper segment, $61.6 million of income recorded in the Packaging segment, and $3.9 million of expenses recorded in the Corporate and Other segment relating to alternative fuel mixture credits. These amounts are net of fees and expenses and before taxes.

Included $44.1 million of income recorded in the Corporate and Other segment associated with the restructuring of our debt.

(b)           Included $37.6 million of expense recorded in the Paper segment associated with the restructuring of the St. Helens mill.

Included $7.4 million of expense related to the impact of energy hedges, of which $6.1 million was recorded in the Paper segment and $1.3 million was recorded in the Packaging segment.

Included $5.5 million of expense recorded in the Packaging segment related to lost production and costs incurred as a result of Hurricanes Gustav and Ike.

Included $10.2 million related to inventory purchase accounting adjustments, of which $7.4 million was recorded in the Paper segment and $2.8 million was recorded in the Packaging segment.

Included $19.8 million of expense recorded in the Packaging segment related to the outage at the DeRidder, Louisiana, mill.

Included a $2.9 million gain on changes in supplemental pension plans recorded in the Corporate and Other segment.

(c)                                  Included approximately $21.7 million, $19.1 million, and $1.0 million of lower depreciation and amortization expense in the Paper, Packaging, and Corporate and Other segments as a result of discontinuing depreciation and amortization on the assets recorded as held for sale.

(d)                                 Included a $4.4 million gain for changes in retiree healthcare programs recorded in the Corporate and Other segment.

Included $8.7 million of expense related to the impact of energy hedges. Of the $8.7 million, $7.3 million was recorded in the Paper segment and $1.4 million was recorded in the Packaging segment.

Included $4.0 million of expense recorded in the Paper segment related to the start-up of the reconfigured paper machine at the Wallula, Washington, mill.

(e)                                  EBITDA represents income (loss) before interest (interest expense, interest income, and change in fair value of interest rate derivatives), income tax provision (benefit), and depreciation, amortization, and depletion. EBITDA is the primary measure used by our chief operating decision makers to evaluate segment operating performance and to decide how to allocate resources to segments. We believe EBITDA is useful to investors because it provides a means to evaluate the operating performance of our segments and our company on an ongoing basis using criteria that are used by our internal decision makers and because it is frequently used by investors and other interested parties in the evaluation of companies with substantial financial leverage. We believe EBITDA is a meaningful measure because it presents a transparent view of our recurring operating performance and allows management to readily view operating trends, perform analytical comparisons, and identify strategies to improve operating performance. For example, we believe that the inclusion of items such as taxes, interest expense, and interest income distorts management’s ability to assess and view the core operating trends in our segments. EBITDA, however, is not a measure of our liquidity or financial performance under generally accepted accounting principles (GAAP) and should not be considered as an alternative to net income (loss), income (loss) from operations, or any other performance measure derived in accordance with GAAP or as an alternative to cash flow from operating activities as a measure of our liquidity. The use of EBITDA instead of net income (loss) or segment income (loss) has limitations as an analytical tool, including the inability to determine profitability; the exclusion of interest expense, interest income, change in fair value of interest rate derivatives, and associated significant cash requirements; and the exclusion of depreciation, amortization, and depletion, which represent significant and unavoidable operating costs, given the level of our indebtedness and the capital expenditures needed to maintain our businesses. Management compensates for these limitations by relying on our GAAP results. Our measures of EBITDA are not necessarily comparable to other similarly titled captions of other companies due to potential inconsistencies in the methods of calculation.

The following is a reconciliation of net income to EBITDA (dollars, in millions):

	Boise Inc.			Predecessor
	Year Ended December 31, 2009	Year Ended December 31, 2008	February 1 (Inception) Through December 31, 2007	January 1 Through February 22, 2008	Year Ended December 31, 2007

Net income (loss)	$153.8	$(45.5)	$5.5	$22.8	$159.6
Change in fair value of interest rate derivatives	(0.6)	0.5	—	—	—
Interest expense	83.3	91.2	—	—	—
Interest income	(0.4)	(2.2)	(10.4)	(0.2)	(0.7)
Income tax provision (benefit)	28.0	(8.8)	4.6	0.6	2.8
Depreciation, amortization, and depletion	131.5	110.0	—	0.5	84.6
EBITDA	$395.7	$145.1	$(0.3)	$23.7	$246.3

19.          Commitments and Guarantees

Commitments

We have financial commitments for lease payments and for the purchase of logs, wood fiber, and utilities. In addition, we have other financial obligations that we enter into in the normal course of our business to purchase goods and services and to make capital improvements to our facilities.

Our lease commitments are discussed further in Note 8, Leases.

We are a party to a number of long-term log and fiber supply agreements. At December 31, 2009 and 2008, our total obligation for log and fiber purchases under contracts with third parties was approximately $76.4 million and $168.7 million, respectively. Under most of the log and fiber supply agreements, we have the right to cancel or reduce our commitments in the event of a mill curtailment or shutdown. Future purchase prices under most of these agreements are set quarterly or semiannually based on regional market prices, and the estimate is based on contract terms or first quarter 2010 pricing. Our log and fiber obligations are subject to change based on, among other things, the effect of governmental laws and regulations, our manufacturing operations not operating in the normal course of business, and log and fiber availability. Except for deposits required pursuant to wood supply contracts, these obligations are not recorded in our consolidated financial statements until contract payment terms take effect.

We enter into utility contracts for the purchase of electricity and natural gas. We also purchase these services under utility tariffs. The contractual and tariff arrangements include multiple-year commitments and minimum annual purchase requirements. At December 31, 2009 and 2008, we had approximately $36.8 million and $24.0 million, respectively, of utility purchase commitments. These payment obligations were valued at prices in effect on December 31, 2009 or 2008, respectively, or determined pursuant to contractual terms, if available. Because we consume the energy in the manufacture of our products, these obligations represent the face value of the contracts, not resale value.

Guarantees

We provide guarantees, indemnifications, and assurances to others in the normal course of our business. See Note 12, Debt, for a description of the guarantees, including the approximate terms of the guarantees, how the guarantees arose, the events or circumstances that would require us to perform under the guarantees, and the maximum potential undiscounted amounts of future payments we could be required to make.

20.          Legal Proceedings and Contingencies

We are a party to routine proceedings that arise in the course of our business. We are not currently a party to any legal proceedings or environmental claims that we believe would have a material adverse effect on our financial position, results of operations, or cash flows.

21.                               Quarterly Results of Operations (unaudited, in millions, except per-share and stock price information)

	Boise Inc.
	2009
	First Quarter (a)	Second Quarter (b)	Third Quarter (c)	Fourth Quarter (d)

Net sales	$500.3	$479.4	$508.3	$490.3
Income (loss) from operations	21.4	96.6	93.5	94.2
Net income (loss)	(0.9)	50.9	48.2	55.7

Net income (loss) per common share
Basic	(0.01)	0.65	0.61	0.70
Diluted	(0.01)	0.60	0.57	0.66

Common stock dividends per share	—	—	—	—

Common stock prices (i)
High	0.75	2.47	5.40	6.29
Low	0.24	0.51	1.41	4.71

	Predecessor	Boise Inc.
	January 1 Through February 21, 2008	2008
		First Quarter (e)	Second Quarter (f)	Third Quarter (g)	Fourth Quarter (h)

Net Sales	$359.9	$228.0	$618.4	$633.1	$591.1
Income (loss) from operations	23.1	(9.3)	7.6	30.1	11.4
Net income (loss)	22.8	(16.4)	(18.1)	4.4	(15.5)

Net income (loss) per common share
Basic	—	(0.26)	(0.23)	0.06	(0.20)
Diluted	—	(0.26)	(0.23)	0.06	(0.20)

Common stock dividends per share	—	—	—	—	—

Common stock prices (i)
High	—	9.70	6.73	4.20	1.45
Low	—	6.19	3.58	1.56	0.29

(a)                                  First quarter 2009 included $3.6 million of expense recorded in the Paper segment associated with the restructuring of the St. Helens mill.

First quarter 2009 included $2.2 million of expense related to the impact of energy hedges, $1.8 million of which was recorded in the Paper segment and $0.4 million in the Packaging segment.

(b)                                 Second quarter 2009 included $57.0 million of income recorded in the Paper segment, $19.9 million of income recorded in the Packaging segment, and $1.6 million of expenses recorded in the Corporate and Other segment relating to alternative fuel mixture credits. These amounts are net of fees and expenses and before taxes.

Second quarter 2009 included $1.1 million of expense recorded in the Paper segment associated with the restructuring of the St. Helens mill.

Second quarter 2009 included $3.5 million of income related to the impact of energy hedges, $2.8 million of which was recorded in the Paper segment and $0.7 million in the Packaging segment.

(c)                                  Third quarter 2009 included $42.9 million of income recorded in the Paper segment, $19.4 million of income recorded in the Packaging segment, and $2.7 million of expenses recorded in the Corporate and Other segment relating to alternative fuel mixture credits. These amounts are net of fees and expenses and before taxes.

Third quarter 2009 included $1.4 million of expense recorded in the Paper segment associated with the restructuring of the St. Helens mill.

Third quarter 2009 included $3.6 million of income related to the impact of energy hedges, $2.9 million of which was recorded in the Paper segment and $0.7 million in the Packaging segment.

(d)                                 Fourth quarter 2009 included $50.1 million of income recorded in the Paper segment, $22.2 million of income recorded in the Packaging segment, and $0.4 million of income recorded in the Corporate and Other segment relating to alternative fuel mixture credits. These amounts are net of fees and expenses and before taxes.

Fourth quarter 2009 included $44.1 million of expense recorded in the Corporate and Other segment associated with the restructuring of our debt.

Fourth quarter 2009 included $1.0 million of income related to the impact of energy hedges, $0.9 million of which was recorded in the Paper segment and $0.1 million in the Packaging segment.

(e)           First quarter 2008 included $19.8 million of expense related to the outage at the DeRidder, Louisiana, mill.

First quarter 2008 included $6.5 million of expense related to inventory purchase accounting adjustments.

(f)                                    Second quarter 2008 included $3.7 million of expense related to inventory purchase accounting adjustments.

Second quarter 2008 included $3.7 million of income related to the impact of energy hedges, $3.0 million of which was recorded in the Paper segment and $0.7 million in the Packaging segment.

(g)                                 Third quarter 2008 included $11.3 million of expense related to the impact of energy hedges, $9.5 million of which was recorded in the Paper segment and $1.8 million in the Packaging segment.

Third quarter 2008 included $5.5 million of expense related to lost production and costs incurred as a result of Hurricanes Gustav and Ike.

(h)                                 Fourth quarter 2008 included $37.6 million of expenses related to the restructuring of our pulp and paper mill in St. Helens, Oregon, which we announced in November 2008.

Fourth quarter 2008 included a $2.9 million gain for changes in supplemental pension plans.

(i)                                     Our common stock began trading on February 22, 2008, on the New York Stock Exchange (NYSE) under the symbol BZ and, as of December 31, 2009, traded under the symbol BZ. From June 29, 2007, through February 21, 2008, Aldabra 2 Acquisition Corp.’s common stock was traded on the American Stock Exchange (AMEX) under the symbol AII. In connection with the Acquisition on February 22, 2008, Aldabra 2 Acquisition Corp. changed its name to Boise Inc. The Predecessor had no common stock and was not traded on an exchange. Common stock prices are based on daily closing prices.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders

Boise Inc.:

We have audited the accompanying consolidated balance sheets of Boise Inc. and subsidiaries as of December 31, 2009 and 2008, and the related consolidated statements of income (loss), stockholders’ equity, and cash flows for each of the years in the two-year period ended December 31, 2009. We also have audited Boise Inc.’s. internal control over financial reporting as of December 31, 2009, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Boise Inc.’s management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on these consolidated financial statements and an opinion on the Company’s internal control over financial reporting based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the consolidated financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audits of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Boise Inc. and subsidiaries as of December 31, 2009 and 2008, and the results of their operations and their cash flows for each of the years in the two-year period ended December 31, 2009, in conformity with U.S. generally accepted accounting principles. Also in our opinion, Boise Inc. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2009, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

/s/ KPMG LLP

Boise, Idaho
February 25, 2010

Independent Auditors’ Report

The Board of Directors
of Boise Inc.:

We have audited the accompanying consolidated statement of income, capital, and cash flow for the period from January 1, 2008 through February 21, 2008, and for the year ended December 31, 2007, of Boise Paper Products and subsidiaries. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the results of Boise Paper Products and subsidiaries operations and their cash flows for the period from January 1, 2008 through February 21, 2008, and for the year ended December 31, 2007, in conformity with U.S. generally accepted accounting principles.

/s/ KPMG LLP

Boise, Idaho
February 23, 2009

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders

Aldabra 2 Acquisition Corp.:

We have audited the accompanying consolidated statements of income, stockholders’ equity and cash flows for the period from February 1, 2007 (inception) to December 31, 2007 of Aldabra 2 Acquisition Corp. (a corporation in the development stage) and subsidiary (the “Company”). These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the results of operations of Aldabra 2 Acquisition Corp. and subsidiary and their cash flows for the period from February 1, 2007 (date of inception) to December 31, 2007, in conformity with U.S. generally accepted accounting principles.

/s/ McGladrey & Pullen, LLP

McGLADREY & PULLEN, LLP

New York, New York

February 21, 2008